   As filed with the Securities and Exchange Commission on July 17, 2000
                                                      Registration No. 333-84089
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ---------------

                              AMENDMENT NO. 9
                                       TO
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     under
                           The Securities Act of 1933

                                ---------------
                            VASCULAR SOLUTIONS, INC.
             (Exact name of registrant as specified in its charter)

       Minnesota                    3841                    41-1859679
    (State or other          (Primary Standard           (I.R.S. Employer
    jurisdiction of              Industrial           Identification Number)
    incorporation or        Classification Code
     organization)                Number)

                             2495 Xenium Lane North
                          Minneapolis, Minnesota 55441
                                 (763) 656-4300
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                 Howard C. Root
                            Vascular Solutions, Inc.
                             2495 Xenium Lane North
                          Minneapolis, Minnesota 55441
                                 (763) 656-4300
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                ---------------
                                   Copies to:

        Timothy S. Hearn, Esq.                   David J. Kaufman, Esq.
         Dorsey & Whitney LLP                 Ernest W. Torain, Jr., Esq.
        220 South Sixth Street                    Katten Muchin Zavis
  Minneapolis, Minnesota 55402-1498        525 West Monroe Street, Suite 1600
            (612) 340-2600                      Chicago, Illinois 60661
                                                     (312) 902-5200

                                ---------------
  Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

                                ---------------
   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:[ ]

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:[ ]

   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earliest effective registration statement for the same offering:[ ]

   If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earliest effective registration statement for the same offering:[ ]

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box:[ ]

                                ---------------
   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. We may + +not sell these securities until the registration statement filed with the + +Securities and Exchange Commission is effective. This prospectus is not an + +offer to sell these securities and it is not soliciting an offer to buy these +
+securities in any state where the offer or sale is not permitted.             +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                SUBJECT TO COMPLETION, DATED JULY 17, 2000

PROSPECTUS

                                3,000,000 Shares
                           [Vascular Solutions Logo]


                                  Common Stock
                                 $    per share

                                   --------

  We are selling 3,000,000 shares of our common stock. We have granted the underwriters a 30-day option to purchase up to an additional 450,000 shares to cover over-allotments.

  This is the initial public offering of our common stock. We currently expect that the initial public offering price will be between $11.00 and $13.00 per share. We have applied to have our common stock included for quotation on the Nasdaq National Market under the symbol "VASC."

                                   --------

  Investing in our common stock involves certain risks. See "Risk Factors" beginning on page 5.

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                   --------

                                                  Per Share Total
                                                  --------- -----
Public Offering Price                               $       $
Underwriting Discount                               $       $
Proceeds to Vascular Solutions (before expenses)    $       $

  The underwriters expect to deliver the shares to purchasers on or about
       , 2000.

                                   --------

Salomon Smith Barney
                                 Stephens Inc.
                                                         William Blair & Company

       , 2000

                               INSIDE FRONT COVER

                          [Duett sealing device logo]

-- for a complete seal of the femoral artery puncture site and subcutaneous tissue tract

   [Drawing of a human lying down, with a puncture in the groin and showing arteries running to the heart. Expanded insert shows the Duett sealing device being deployed with the words "Duett Procoagulant" and "Duett Catheter".]

   The Vascular Solutions Duett(TM) sealing device utilizes a dual approach. The Duett balloon catheter provides a temporary seal on the inside of the femoral artery, while the flowable, thrombin-based procoagulant is applied directly to the outer surface of the artery to create a permanent seal.

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Prospectus Summary.......................................................   2
Risk Factors.............................................................   5
Information Regarding Forward-Looking Statements.........................  14
Use of Proceeds..........................................................  15
Dividend Policy..........................................................  15
Capitalization...........................................................  16
Dilution.................................................................  17
Selected Financial Data..................................................  18
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  19
Business.................................................................  24
Management...............................................................  40
Certain Transactions.....................................................  49
Principal Shareholders...................................................  50
Description of Capital Stock.............................................  52
Shares Eligible for Future Sale..........................................  55
Underwriting.............................................................  57
Legal Matters............................................................  59
Experts..................................................................  60
Where You Can Find More Information......................................  60
Index to Financial Statements............................................ F-1

   Until      , 2000, all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                               PROSPECTUS SUMMARY

   This summary highlights information contained elsewhere in this prospectus. Because this is only a summary, it does not contain all of the information that may be important to you. You should read the entire prospectus carefully. You should consider the information under "Risk Factors" and in our financial statements and the notes relating to these financial statements, together with the information included elsewhere in this prospectus, before deciding to invest in our common stock.

                                  Our Business

   We manufacture, market and sell the Vascular Solutions Duett sealing device, which enables cardiologists and radiologists to rapidly seal the puncture site following catheterization procedures such as angiography, angioplasty and stenting. Our product combines a simple balloon catheter delivery mechanism with a powerful, proprietary procoagulant, or blood clotting mixture. We believe our product offers advantages over both manual compression and the three other FDA-approved devices used to seal the puncture site following the catheterization procedure. We began selling our product in Europe in February 1998. On June 22, 2000, we received approval from the FDA of our premarket approval application for the sale of the Duett sealing device in the United States. As a result, we very recently commenced selling our Duett sealing device in the United States. Over 15,000 deployments of our device have been performed worldwide.

   We believe that we are well-positioned to capture a substantial share of the vascular sealing device market as our Duett sealing device offers clinical, patient comfort and economic benefits by:

  . completely sealing the puncture site, even in patients receiving powerful anti-clotting medications;

  . leaving nothing behind in the artery that could cause an infection or interfere with accessing the puncture site again, if that becomes necessary;

  . enabling a rapid deployment with an easy-to-use, one-size-fits-all device; and

  . providing improved patient comfort and increased provider efficiencies by minimizing the amount of manual compression and the period of immobile bed rest.

   The primary factors underlying the market opportunity for vascular sealing devices are that (1) there are a significant and growing number of catheterization procedures being performed, and (2) the substantial majority of the resulting puncture sites are still being sealed using manual compression. In 1999, over seven million catheterization procedures were performed. This number is expected to grow by more than 5% each year for the next three years principally due to the increasing incidence of cardiovascular disease. Vascular sealing devices were introduced in the United States in late 1995 and have been adopted by physicians, as evidenced by the $160 million of these devices that were sold worldwide in 1999. Nonetheless, over 85% of the arterial punctures created in 1999 still were sealed using manual compression.

   During 1999, we had net sales of $1,429,094 and a net loss of $7.9 million. Because of our plans to invest heavily in sales and marketing, hire additional employees and expand our commercialization, we expect to incur significant net losses through at least December 31, 2000. Our success will depend on the medical community's acceptance of our Duett sealing device.

                                  The Offering

Common stock offered..........  3,000,000 shares

Common stock to be
outstanding  after the
offering......................
                                12,055,168 shares. This number is based on shares outstanding on June 1, 2000. It excludes 950,211 shares of common stock issuable upon exercise of options outstanding under our stock option plan and 268,000 shares of common stock issuable upon exercise of other outstanding stock option and warrant agreements.

Use of proceeds...............  We intend to use the net proceeds of this offering to hire, train and deploy a direct
                                United States sales force, for working capital and for general corporate purposes. See "Use of Proceeds."

Proposed Nasdaq National
 Market symbol................
                                VASC

                             Summary Financial Data
                    (in thousands, except per share amounts)

                                                               Three Months
                                   Year Ended December 31,    Ended March 31,
                                   -------------------------  ----------------
                                    1997     1998     1999     1999     2000
                                   -------  -------  -------  -------  -------
                                                                (unaudited)
Statement of Operations Data:
  Net sales....................... $   --   $   494  $ 1,429  $   207  $   643
  Gross profit....................     --        52      364       21      294
  Operating expenses:
    Research and development......     766    2,348    3,068      713      692
    Clinical and regulatory.......     259    1,376    1,324      580      190
    Sales and marketing...........     273    1,075    2,301      350      901
    General and administrative....     426      668    1,904      195      564
  Total operating expenses........   1,724    5,467    8,597    1,838    2,347
  Operating loss..................  (1,724)  (5,415)  (8,233)  (1,817)  (2,053)
  Net loss........................  (1,652)  (5,141)  (7,862)  (1,714)  (1,931)
  Basic and diluted net loss per
   share.......................... $  (.62) $ (1.40) $ (1.95) $  (.46) $  (.37)
  Shares used in basic and diluted
   net loss per share.............   2,668    3,660    4,033    3,700    5,255
  Pro forma basic and diluted net
   loss per share.................                   $ (1.01)          $  (.21)
  Shares used in pro forma net
   loss per share.................                     7,810             9,032

   Pro forma basic and diluted net loss per share have been calculated assuming the conversion of all outstanding shares of preferred stock into common stock.

                                                               March 31, 2000
                                                             -------------------
                                                                      Pro Forma
                                                             Actual  As Adjusted
                                                             ------- -----------
                                                                 (unaudited)
Balance Sheet Data:
  Cash and cash equivalents................................. $ 8,065   $41,195
  Working capital...........................................   8,519    41,649
  Total assets..............................................  10,380    43,510
  Long-term debt............................................     --        --
  Total shareholders' equity................................   9,281    42,411

   The pro forma as adjusted balance sheet data as of March 31, 2000, reflects the automatic conversion of all outstanding shares of preferred stock into shares of common stock and our receipt and application of the estimated net proceeds from the sale of 3,000,000 shares of common stock offered at an assumed initial public offering price of $12.00 per share, after deducting the underwriting discount and estimated offering expenses that we will pay.

                                  ------------

   We were incorporated in Minnesota in December 1996 and commenced operations in February 1997. Our facility is located at 2495 Xenium Lane North, Minneapolis, Minnesota 55441 and our telephone number is 763-656-4300.

   Unless otherwise specifically stated, the information in this prospectus does not take into account the possible sale of additional shares of common stock to the underwriters pursuant to the underwriters' right to purchase additional shares to cover over-allotments.

   We have filed a trademark registration application for Vascular Solutions Duett(TM). All other trademarks, service marks or trade names referred to in this prospectus are the property of their respective owners.

                                  RISK FACTORS

   You should carefully consider the risks described below before deciding to purchase our common stock. The risks and uncertainties described below are not the only ones facing our company. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. If any of the following risks occur, our business, financial condition or results of operations could be seriously harmed. In such case, the trading price of our common stock could decline, and you could lose all or part of your investment.

Because we only began product development in February 1997, we have a limited operating history upon which to evaluate our potential for future success

   We began product development in February 1997 and began to generate international sales in February 1998. Accordingly, we have only three years of operating history upon which you can evaluate our business and prospects. You must consider the risks and uncertainties frequently encountered by early stage, single-product medical device companies like ours in a new and evolving market, such as the vascular sealing device market. If we are unsuccessful in addressing these risks and uncertainties, our business will be seriously harmed.

We have been named as the defendant in two patent infringement lawsuits and may face additional intellectual property infringement claims in the future which could prevent us from manufacturing and selling our product or result in our incurring substantial costs and liabilities

   An adverse determination in any intellectual property litigation or interference proceedings could prohibit us from selling our product, subject us to significant liabilities to third parties or require us to seek licenses from third parties. The costs associated with these license arrangements may be substantial and could include ongoing royalties. Furthermore, the necessary licenses may not be available to us on satisfactory terms, if at all. Adverse determinations in a judicial or administrative proceeding or failure to obtain necessary licenses could prevent us from manufacturing and selling our product.

   On July 23, 1999, we were named as the defendant in a patent infringement lawsuit brought by Datascope Corp. in the United States District Court for the District of Minnesota. The complaint requested a judgment that our Duett sealing device infringes and, following FDA approval, will infringe a United States patent held by Datascope and asks for relief in the form of an injunction that would prevent us from selling our product in the United States as well as an award of attorneys' fees, costs and disbursements. On March 15, 2000, the court granted summary judgment dismissing all of Datascope's claims, subject to the right of Datascope to recommence the litigation after our receipt of FDA approval of our Duett sealing device. On July 12, 2000, after our receipt of FDA approval, Datascope recommenced this litigation, alleging that the Duett sealing device infringes a United States patent held by Datascope and requesting relief in the form of an injunction that would prevent us from selling our product in the United States, damages caused by our alleged infringement, and other costs, disbursements and attorneys' fees. It is not possible to predict the timing or outcome of this lawsuit, including whether we will be prohibited from selling our Duett sealing device in the United States or internationally, or to estimate the amount or range of potential loss, if any.

   On September 22, 1999, we received a letter from the Daig division of St. Jude Medical, Inc. claiming that the manufacture, use, marketing and sale of our Duett sealing device infringes upon certain United States patents licensed by Daig. The letter referenced a prior letter dated August 18, 1998 from us to the prior licensee of those patents in which we made a proposal intended to avoid the anticipated litigation over those patents. The proposed license was rejected. On July 3, 2000, we were named as the defendant in a patent infringement lawsuit brought by St. Jude Medical and Daig Corporation in the United States District Court for the District of Minnesota. The complaint requests a judgment that our Duett sealing device infringes a series of four patents held by St. Jude Medical and asks for relief in the form of an injunction that would prevent us from selling our product in the United States, damages caused by the manufacture and sale of our product, and other costs, disbursements and attorneys' fees. It is not possible to predict the timing or outcome of this lawsuit, including whether we will be prohibited from selling our Duett sealing device in the United States or internationally, or to estimate the amount or range of potential loss, if any.

   The interventional cardiology industry is characterized by numerous patent filings and frequent and substantial intellectual property litigation. Companies in the interventional cardiology industry in general, and in vascular sealing in particular, have employed intellectual property litigation in an attempt to gain a competitive advantage. We are aware of many United States patents issued to other companies in the vascular sealing field which describe vascular sealing devices. Each of the three vascular sealing products with which our Duett sealing device competes has been subject to infringement litigation. It is likely that we will become the subject of additional intellectual property claims in the future related to our Duett sealing device. Intellectual property litigation in recent years has proven to be very complex, and the outcome of such litigation is difficult to predict.

   Our defense of the Datascope claim, the St. Jude Medical claim and any other intellectual property claims filed in the future, regardless of the merits of the complaint, could divert the attention of our technical and management personnel away from the development and marketing of the Duett sealing device for significant periods of time. The costs incurred to defend the Datascope claim, the St. Jude Medical claim and other future claims could be substantial and seriously harm us, even if our defense is ultimately successful.

We will not be successful if the vascular sealing device market does not adopt our new sealing methodology

   We have sold only a limited number of our Duett sealing devices to date and have only very recently commenced sales of our product in the United States, which we believe represents the largest market for vascular sealing devices. Our success will depend on the medical community's acceptance of our Duett sealing device. We cannot predict how quickly, if at all, the medical community will accept our Duett sealing device, or, if accepted, the extent of its use. Our potential customers must:

  . believe that our device offers benefits compared to the methodologies and/or devices that they are currently using to seal vascular punctures;

  . believe that our device is worth the price that they will be asked to pay; and

  . be willing to commit the time and resources required to change their current methodology.

   If we encounter difficulties introducing our Duett sealing device into the United States market or expanding our presence in markets outside the United States, our business will be seriously harmed.

We currently rely on the Duett sealing device as our sole source of revenue

   We have developed only one product which is being sold in a limited number of international markets and have only very recently received FDA approval for sale in the United States. Even if we were to develop additional products, FDA approval would be required in order to sell them in the United States. Preparation of the requisite materials to seek FDA approval and the approval process itself require a substantial amount of time and money. Therefore, we do not expect to be in a position to sell additional products in the foreseeable future. As a result, our success is solely dependent on the success of our Duett sealing device. If our Duett sealing device is not successful, our business will be seriously harmed.

We have incurred losses and we may not be profitable in the future

   Since we commenced operations in February 1997, we have incurred net losses from costs relating to the development and commercialization of our Duett sealing device. At March 31, 2000, we had an accumulated deficit of $16.6 million. We expect to continue to significantly increase our sales and marketing, research and development and general and administrative expenses. In particular, we are in the process of hiring, training and deploying a direct sales force to sell our Duett sealing device in the United States. Because of our plans to invest heavily in sales and marketing, hire additional employees and expand our commercialization, we expect to incur significant net losses through at least December 31, 2000. Our business strategies may not be successful and we may not be profitable in any future period. If we do become profitable, we cannot be certain that we can sustain or increase profitability on a quarterly or annual basis.

Our future operating results are difficult to predict and may vary significantly from quarter to quarter, which may adversely affect the price of our common stock

   The very recent FDA approval of our Duett sealing device and history of losses make prediction of future operating results difficult. You should not rely on our past revenue growth as any indication of future growth rates or operating results. The price of our common stock will likely fall in the event that our operating results do not meet the expectations of analysts and investors. Comparisons of our quarterly operating results are an unreliable indication of our future performance because they are likely to vary significantly based on many factors, including:

  . the results of the introduction of our Duett sealing device into the United States market;

  .  the effect of intellectual property disputes;

  .  the demand for and acceptance of our Duett sealing device;

  . the success of our competition and the introduction of alternative means for vascular sealing;

  .  our ability to command favorable pricing for our Duett sealing device;

  .  the growth of the market for vascular sealing devices;

  . the expansion and rate of success of our direct sales force in the United States and our independent distributors internationally;

  .  actions relating to ongoing FDA compliance;

  . the size and timing of orders from independent distributors or customers;

  . the attraction and retention of key personnel, particularly in sales and marketing, regulatory, manufacturing and research and development;

  . unanticipated delays or an inability to control costs with respect to our Duett sealing device;

  . our ability to introduce new products and enhancements in a timely manner;

  . general economic conditions as well as those specific to our customers and markets; and

  . seasonal fluctuations in revenue due to the elective nature of some procedures.

Our direct sales efforts may not be successful because we have no operating history with a direct sales force

   Because we have only very recently received regulatory approval to sell our Duett sealing device in the United States, we have no operating history with a direct sales force. We are in the process of hiring a direct sales force, including clinical specialists to perform physician training, to commercialize our Duett sealing device in the United States. We currently anticipate spending approximately $18.5 million during the period from April 1, 2000 through December 31, 2001 to hire, train and deploy our direct sales force. We believe that our new salespeople and clinical specialists will require approximately three months from their hiring date to become productive selling and training physicians to use our Duett sealing device. Furthermore, we believe that there is significant competition for direct sales personnel and clinical specialists with the advanced sales skills and technical knowledge we require. We may not be able to obtain, train and retain direct sales personnel and the future sales efforts of our direct sales force may not be successful.

We may face product liability claims that could result in costly litigation and significant liabilities

   The manufacture and sale of medical products entail significant risk of product liability claims. The medical device industry in general has been subject to significant medical malpractice litigation. Any product liability claims, with or without merit, could result in costly litigation, reduced sales, cause us to incur significant liabilities and divert our management's time, attention and resources. Because of our limited operating history and lack of experience with these claims, we cannot be sure that our product liability insurance coverage is adequate or that it will continue to be available to us on acceptable terms, if at all.

The market for vascular sealing devices is highly competitive and will likely become more competitive, and our competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements that may render our Duett sealing device obsolete

   The existing market for vascular sealing devices is intensely competitive. We expect competition to increase further as additional companies begin to enter this market and/or modify their existing products to compete directly with ours. Our primary competitors are Abbott Laboratories (through its subsidiary Perclose, Inc.), Datascope Corp. and St. Jude Medical, Inc., which sells a product developed by Kensey Nash Corporation. These companies have:

  .  better name recognition;

  .  broader product lines;

  .  greater sales, marketing and distribution capabilities;

  .  significantly greater financial resources;

  .  larger research and development staffs and facilities; and

  .  existing relationships with some of our potential customers.

   We may not be able to effectively compete with these companies. In addition, broad product lines may allow our competitors to negotiate exclusive, long-term supply contracts and offer comprehensive pricing for their products. Broader product lines may also provide our competitors with a significant advantage in marketing competing products to group purchasing organizations and other managed care organizations that are increasingly seeking to reduce costs through centralized purchasing. Greater financial resources and product development capabilities may allow our competitors to respond more quickly to new or emerging technologies and changes in customer requirements that may render our Duett sealing device obsolete.

We currently depend on the international marketing and sales efforts of a limited number of independent distributors

   Our Duett sealing device is sold internationally through independent distributors in Germany, Norway, Italy, Austria, the United Kingdom, Denmark, Switzerland, Finland, Sweden, Greece, Belgium, Spain, the Netherlands, Taiwan and Hong Kong. Our international sales are largely dependent on the marketing efforts of, and sales by, these distributors. Sales through distributors are subject to several risks, including the risk of financial instability of distributors and the risk that distributors will not effectively promote our Duett sealing device. Loss or termination of these distribution relationships could seriously harm our international sales efforts and could result in our repurchasing unsold inventory from former distributors by virtue of local laws applicable to distribution relationships, provisions of distribution agreements or negotiated settlements entered into with our distributors. Sales to our German, Norwegian and Italian distributors accounted for 29%, 20% and 12% of net sales for the year ended December 31, 1999.

Our international sales are subject to a number of risks that could seriously harm our ability to successfully commercialize our Duett sealing device in any international market

   Substantially all of our sales to date have been outside the United States. Our international sales are subject to several risks, including:

  .  the impact of recessions in economies outside the United States;

  . greater difficulty in collecting accounts receivable and longer collection periods;

  . unexpected changes in regulatory requirements, tariffs or other trade barriers;

  .  weaker intellectual property rights protection in some countries;

  .  potentially adverse tax consequences; and

  .  political and economic instability.

   The occurrence of any of these events could seriously harm our future international sales and our ability to successfully commercialize our Duett sealing device or any future product in any international market.

We have limited manufacturing experience and may encounter difficulties in expanding our manufacturing operations which could seriously harm our business

   We have limited experience in manufacturing our Duett sealing device. Until very recently, we have manufactured the Duett sealing device in limited quantities for international sales and clinical studies in the United States. We do not have experience in manufacturing our Duett sealing device in substantial commercial quantities. We believe our current facilities are adequate for our projected production of our Duett sealing device for the next year, but future facility requirements will depend largely on future sales of our product in the United States. We may encounter unforeseen difficulties in expanding our production of our Duett sealing device and new products, including problems involving production yields, quality control and assurance, component supply and shortages of qualified personnel, compliance with FDA regulations and requirements regarding good manufacturing practices, and the need for further regulatory approval of new manufacturing processes. Difficulties encountered by us in expanding our manufacturing capabilities could seriously harm our business.

Our business and results of operations may be seriously harmed by changes in third-party reimbursement policies

   We could be seriously harmed by changes in reimbursement policies of governmental or private healthcare payors, particularly to the extent any changes affect reimbursement for catheterization procedures in which our Duett sealing device is used. Failure by physicians, hospitals and other users of our Duett sealing device to obtain sufficient reimbursement from healthcare payors for procedures in which our Duett sealing device is used or adverse changes in governmental and private third-party payors' policies toward reimbursement for such procedures would seriously harm our business.

   In the United States, healthcare providers, including hospitals and clinics that purchase medical devices such as our Duett sealing device, generally rely on third-party payors, principally federal Medicare, state Medicaid and private health insurance plans, to reimburse all or part of the cost of catheterization procedures. We believe that in a prospective payment system, such as the system currently used by Medicare, and in many managed care systems used by private healthcare payors, the cost of the Duett sealing device will be incorporated into the overall cost of the procedure and that there will be no separate, additional reimbursement for our product. The Health Care Financing Administration is in the process of implementing a new Medicare prospective payment system for hospital outpatient services, scheduled to be effective on August 1, 2000. It is uncertain what impact this new system may have on sales of our product.

   In international markets, acceptance of our Duett sealing device is dependent in part upon the availability of reimbursement within prevailing healthcare payment systems. However, we are unaware of any hospitals that receive specific, cost-based, direct reimbursement for the use of our Duett sealing device. Reimbursement and healthcare payment systems in international markets vary significantly by country. Our failure to receive international reimbursement approvals could have a negative impact on market acceptance of our Duett sealing device in the markets in which these approvals are sought.

Our Duett sealing device and our manufacturing activities are subject to extensive governmental regulation that could prevent us from selling our Duett sealing device in the United States or introducing new and improved products

   Our Duett sealing device and our manufacturing activities are subject to extensive regulation by a number of governmental agencies, including the FDA and comparable international agencies. We are required to:

  . obtain the approval of the FDA and international agencies before we can market and sell our products;

  . satisfy these agencies' content requirements for all of our labeling, sales and promotional materials; and

  .  undergo rigorous inspections by these agencies.

   Compliance with the regulations of these agencies may delay or prevent us from introducing any new model of our Duett sealing device or other products. Furthermore, we may be subject to sanctions, including temporary or permanent suspension of operations, product recalls and marketing restrictions if we fail to comply with the laws and regulations pertaining to our business.

   We are also required to demonstrate compliance with the FDA's quality system regulations. The FDA enforces its quality system regulations through pre-approval and periodic post-approval inspections. These regulations relate to product testing, vendor qualification, design control and quality assurance, as well as the maintenance of records and documentation. If we are unable to conform to these regulations, the FDA may take actions which could seriously harm our business.

   We are currently conducting two post approval studies of our Duett sealing device as required by the FDA. It is likely that we will conduct further studies on the use of our Duett sealing device for the foreseeable future. The FDA and international regulatory agencies may restrict or withdraw their approval of our Duett sealing device if additional information becomes available to support this action through these studies or otherwise.

The loss of, or interruption of supply from, key vendors, including single source suppliers, could limit our ability to manufacture our Duett sealing device

   We purchase components used in our Duett sealing device from various suppliers and rely on single sources for the collagen and thrombin components of our Duett sealing device procoagulant. There are currently no FDA-approved alternative suppliers of thrombin and very few FDA-approved alternative suppliers of collagen. Because it requires FDA approval, establishing additional or replacement suppliers for thrombin would require a lead-time of at least two years and would involve significant additional costs. Any supply interruption from key vendors or failure by us to engage alternative vendors may limit our ability to manufacture our Duett sealing device and could therefore seriously harm our business.

Our failure to expand our management systems and controls to support anticipated growth could seriously harm our business

   Our operations are growing rapidly and we expect this expansion to continue as we execute our business strategy. Our total number of employees grew from 48 on April 1, 1999 to 86 on June 1, 2000. We anticipate further increases in the number of our employees. Sustaining our growth has placed significant demands on management and our administrative, operational, personnel and financial resources. Accordingly, our future operating results will depend on the ability of our officers and other key employees to continue to implement and improve our operational, client support and financial control systems, and effectively expand, train and manage our employee base. We may not be able to manage our growth successfully and inability to sustain or manage our growth could seriously harm our business.

We may be required to delay, reduce or eliminate some or all of our research and development activities or sales and marketing efforts if we fail to obtain additional funding that may be required to satisfy our future capital expenditure needs

   We plan to continue to spend substantial funds to expand our sales and marketing activities, our research and development activities and our inventory requirements. Our future liquidity and capital requirements will depend upon numerous factors, including actions relating to regulatory matters, the costs and timing of expansion of sales and marketing, manufacturing and research and development activities, the extent to which our Duett sealing device gains market acceptance and competitive developments. Any additional required financing may not be available on satisfactory terms, if at all. If we are unable to obtain financing, we may be required to delay, reduce or eliminate some or all of our research and development activities or sales and marketing efforts.

Concentration of ownership of our company may give some shareholders substantial influence and may prevent or delay a change in control of our company

   We anticipate that our executive officers and directors, together with their affiliates, will, in the aggregate, own approximately 5,774,114 shares, or 47.3%, of our outstanding common stock following the completion of this offering. These shareholders may be able to exercise substantial influence over all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may also have the effect of delaying or preventing a change in control of our company.

Entities affiliated with Stephens Inc. may be able to control our management, operations and affairs

   Entities affiliated with Stephens Inc. will own approximately 2,717,180 shares, or 22.5% of our outstanding common stock following the completion of this offering. These entities have contributed their shares of our common stock to a voting trust, which must vote the shares "for" or "against" proposals submitted to our shareholders in the same proportion as votes cast "for" and "against" those proposals by all other shareholders. As long as these shares are held in the voting trust, these affiliates of Stephens Inc. cannot control our business. However, if the voting trust were terminated, Stephens Inc. might, depending on the number of shares voted on a particular matter, effectively be able to exercise substantial influence over all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. If the voting trust were terminated, Stephens Inc. might also be prohibited from making a market in our common stock.

Our articles of incorporation and Minnesota law may discourage an acquisition of our company

   Provisions of our articles of incorporation and Minnesota law could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our shareholders.

Management could spend or invest the proceeds of this offering in ways with which the shareholders may not agree, including the possible pursuit of other market opportunities

   Our management can spend or invest the proceeds from this offering in ways with which the shareholders may not agree. The investment of these proceeds may not yield a favorable return. Furthermore, because the market for vascular sealing devices is new and emerging, we may in the future discover new opportunities that are more attractive. As a result, we may commit resources to these alternative market opportunities. This action may require us to limit or abandon our current focus on developing, manufacturing and marketing our Duett sealing device. If we change our product focus we may face risks that may be different from the risks associated with the vascular sealing device market.

The price of our common stock could be highly volatile due to a number of factors

   An active trading market for our common stock may not develop or be sustained after completion of this offering. The initial public offering price of our common stock may not be indicative of the prices that will prevail in the public market after the offering, and the market price of our common stock could fall below the initial public offering price.

   The trading price of our common stock may fluctuate widely as a result of a number of factors, including:

  .  performance of our Duett sealing device in the United States market;

  .  actions taken by the FDA concerning our products;

  .  market perception and customer acceptance of vascular sealing devices;

  .  increased competition;

  .  litigation concerning intellectual property rights;

  .  the loss of significant orders;

  .  general conditions in the medical device industry; and

  .  changes in earnings estimates by analysts.

   In addition, the stock market for medical device companies has experienced extreme price and volume fluctuations, which have often been unrelated to the operating performance of the companies experiencing these fluctuations.

Future sales of our common stock in the public market could cause our stock price to fall

   If our shareholders sell substantial amounts of our common stock in the public market following this offering, the market price of our common stock could fall. Upon completion of the offering, we will have 12,055,168 outstanding shares of common stock, assuming no exercise of outstanding options or warrants after June 1, 2000. Other than the shares sold in this offering which will be freely tradeable, 302,250 shares will become freely tradeable as of the date of this prospectus, an additional 87,800 shares will be freely tradeable 90 days after the date of this prospectus and 8,665,118 shares will become freely tradeable at varying dates beginning 180 days after the date of this prospectus upon the expiration of lock-up agreements between our existing shareholders and the underwriters.

If holders of our common stock that have registration rights require us to register a large number of their shares for sale into the public market, the market price of our common stock and our ability to raise needed capital could be significantly harmed

   One hundred eighty days after the date of this prospectus, the holders of 3,777,777 shares of our common stock, which represent 31% of our outstanding common stock after this offering, and the holders of warrants to purchase 168,000 shares of our common stock will be entitled to have the resale of their shares registered under the Securities Act of 1933. If these holders cause a large number of shares to be registered and sold in the public market, such sales could seriously harm the market price for our common stock. In addition, if we include in a company-initiated registration shares held by these holders pursuant to the exercise of their registration rights, such sales may have a negative impact on our ability to raise needed capital.

                INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

   This prospectus contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. When used in this prospectus, the words "expects," "anticipates," "estimates" and "intends" and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, statements under the captions "Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" and elsewhere in this prospectus concerning, among other things:

  .  our future operating results;

  .  the comparative clinical performance of the Duett sealing device;

  . the ability to obtain regulatory and reimbursement approvals for the Duett sealing device;

  .  our ability to compete against existing and future competition;

  .  litigation or other unplanned future events;

  .  the future market for vascular sealing devices;

  .  our future capital expenditures and cash resources; and

  .  the use of the net proceeds from this offering.

   These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. The cautionary statements made in this prospectus should be read as being applicable to all related forward-looking statements wherever they appear in this prospectus. We assume no obligation to update such forward-looking statements publicly for any reason, or to update the reasons actual results could differ materially from those anticipated in such forward-looking statements, even if new information becomes available in the future.

   You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information provided by this prospectus is accurate as of any date other than the date on the front of this prospectus.

                                USE OF PROCEEDS

   We estimate the net proceeds to us from the sale of the 3,000,000 shares of our common stock offered pursuant to this offering to be approximately $33.1 million, or approximately $38.2 million if the underwriters' over-allotment option is exercised in full, based on an assumed initial public offering price of $12.00 per share less the underwriting discount and estimated offering expenses we expect to pay.

   We intend to use the net proceeds from this offering primarily for operating expenses, including increased sales and marketing expenses associated with the very recent commercial launch of our Duett sealing device in the United States. We currently anticipate spending approximately $18.5 million during the period from April 1, 2000 through December 31, 2001 to hire, train and deploy a direct sales force in the United States. Any remaining proceeds will be used for working capital and other general corporate purposes. The amounts that we actually spend for each of these purposes will vary significantly depending on a number of factors, including the amount of cash we generate from operations and the progress of our regulatory and sales and marketing efforts. As a result, we will retain broad discretion in the allocation of the net proceeds from this offering.

   Pending these uses, we intend to invest the net proceeds from this offering in short-term, investment-grade, interest-bearing securities.

                                DIVIDEND POLICY

   We have never declared or paid any cash dividends on our capital stock and do not anticipate paying any cash dividends in the foreseeable future. We currently intend to retain future earnings to fund the development and growth of our business.

                                 CAPITALIZATION

   The following table describes our capitalization as of March 31, 2000:

  . on a pro forma basis to give effect to the automatic conversion of all shares of preferred stock into an aggregate of 3,777,777 shares of common stock upon the closing of this offering; and

  . on a pro forma basis as adjusted to give effect to our receipt of the estimated net proceeds from the sale of 3,000,000 shares of our common stock offered by this prospectus at an assumed initial public offering price of $12.00 per share less the underwriting discount and estimated offering expenses we expect to pay.

   You should read this information together with the section of this prospectus titled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and the related notes appearing elsewhere in this prospectus.

                                                       March 31, 2000
                                                -------------------------------
                                                            Pro      Pro Forma
                                                 Actual    Forma    As Adjusted
                                                --------  --------  -----------
                                                       (in thousands)
Long-term debt................................. $    --   $    --    $    --
Shareholders' equity:
  Series A preferred stock, $.01 par value,
   2,000,000 shares authorized, 2,000,000
   shares outstanding, actual; no shares
   outstanding, pro forma and pro forma as
   adjusted....................................       20       --         --
  Series B preferred stock, $.01 par value,
   1,777,777 shares authorized, 1,777,777
   shares outstanding, actual; no shares
   outstanding, pro forma and pro forma as
   adjusted....................................       18       --         --
  Common stock, $.01 par value, 36,222,223
   shares authorized,
   5,265,091 shares outstanding, actual;
   40,000,000 shares authorized, 9,042,868
   shares outstanding, pro forma; 40,000,000
   shares authorized; 12,042,868 shares
   outstanding, pro forma as adjusted..........       53        91        121
  Additional paid-in capital...................   25,850    25,850     58,950
  Deferred compensation........................      (73)      (73)       (73)
  Accumulated deficit..........................  (16,587)  (16,587)   (16,587)
                                                --------  --------   --------
    Total shareholders' equity.................    9,281     9,281     42,411
                                                --------  --------   --------
      Total capitalization..................... $  9,281  $  9,281   $ 42,411
                                                ========  ========   ========

   The number of shares of common stock issued and outstanding, pro forma, as adjusted, is based on shares outstanding on March 31, 2000. It excludes 943,551 shares of common stock issuable upon exercise of options outstanding under our stock option plan and 268,000 shares of common stock issuable upon exercise of other outstanding stock option and warrant agreements, each as of March 31, 2000.

                                    DILUTION

   If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock after this offering. Net tangible book value dilution per share represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the pro forma, adjusted net tangible book value per share of common stock immediately after completion of this offering.

   Our pro forma, net tangible book value as of March 31, 2000, after giving effect to the conversion of our outstanding preferred stock into common stock in connection with this offering, was $9,281,589 or $1.03 per share of common stock. Net tangible book value per share as of a specified date is equal to total tangible assets less total liabilities, divided by the number of outstanding shares of common stock at such date. After giving effect to our sale of the 3,000,000 shares of common stock offered hereby at an assumed initial public offering price of $12.00 per share and after deducting the underwriting discount and estimated offering expenses we expect to pay, our pro forma, adjusted net tangible book value as of March 31, 2000 would have been $42,411,589 or $3.52 per share of common stock. This represents an immediate increase in pro forma, adjusted net tangible book value to existing shareholders of $2.49 per share and an immediate dilution to new investors of $8.48 per share. The following table illustrates the per share dilution:

Assumed initial public offering price per share..................       $12.00
  Pro forma, net tangible book value per share at March 31,
   2000.......................................................... $1.03
  Increase attributable to this offering.........................  2.49
                                                                  -----
Pro forma, adjusted net tangible book value per share after this
 offering........................................................         3.52
                                                                        ------
Net tangible book value dilution per share to investors in this
 offering........................................................       $ 8.48
                                                                        ======

   The following table summarizes, on a pro forma basis as of March 31, 2000, after giving effect to the conversion of all outstanding shares of our preferred stock into shares of our common stock in connection with this offering, the difference between the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by existing shareholders and new investors in this offering at an assumed initial public offering price of $12.00 per share:

                             Shares Purchased  Total Consideration
                            ------------------ ------------------- Average Price
                              Number   Percent   Amount    Percent   Per Share
                            ---------- ------- ----------- ------- -------------
Existing shareholders......  9,042,868   75.1% $25,416,665   41.4%    $ 2.81
New investors..............  3,000,000   24.9   36,000,000   58.6      12.00
                            ----------  -----  -----------  -----
  Total.................... 12,042,868  100.0% $61,416,665  100.0%
                            ==========  =====  ===========  =====

   The tables and calculations above assume no exercise of the underwriters' over-allotment option to purchase up to an additional 450,000 shares of common stock. This information also assumes no exercise of options outstanding under our stock option plan or other outstanding options or warrants to purchase shares of our common stock. On March 31, 2000, there were options outstanding to purchase 943,551 shares of common stock under our stock option plan and 268,000 shares of common stock issuable upon exercise of outstanding stock option and warrant agreements. To the extent that any of these options or warrants are exercised, there will be further dilution to new investors.

                            SELECTED FINANCIAL DATA

   The selected statement of operations data shown below for the years ended December 31, 1997, 1998 and 1999 and the balance sheet data as of December 31, 1997, 1998 and 1999 are derived from our financial statements, which have been audited by Ernst & Young LLP, independent auditors. The selected financial data for the three months ended March 31, 1999 and 2000 and as of March 31, 2000 has been derived from our unaudited financial statements which, in the opinion of management, include all adjustments, consisting solely of normal recurring adjustments, necessary for a fair presentation of the financial information shown in these statements. The results for the three months ended March 31, 1999 and 2000 are not necessarily indicative of the results to be expected for the full year or for any future period. When you read this selected financial data, it is important that you also read the historical financial statements and related notes included in this prospectus, as well as "Management's Discussion and Analysis of Financial Condition and Results of Operations." Historical results are not necessarily indicative of future results.

                                                               Three Months
                                   Year Ended December 31,    Ended March 31,
                                   -------------------------  ----------------
                                    1997     1998     1999     1999     2000
                                   -------  -------  -------  -------  -------
                                       (in thousands, except per share
                                                  amounts)
Statement of Operations Data:
  Net sales....................... $   --   $   494   $1,429  $   207  $   643
  Cost of goods sold..............     --       442    1,065      186      349
                                   -------  -------  -------  -------  -------
  Gross profit....................     --        52      364       21      294
  Operating expenses:
    Research and development......     766    2,348    3,068      713      692
    Clinical and regulatory.......     259    1,376    1,324      580      190
    Sales and marketing...........     273    1,075    2,301      350      901
    General and administrative....     426      668    1,904      195      564
                                   -------  -------  -------  -------  -------
  Total operating expenses........   1,724    5,467    8,597    1,838    2,347
                                   -------  -------  -------  -------  -------
  Operating loss..................  (1,724)  (5,415)  (8,233)  (1,817)  (2,053)
  Interest income.................      72      274      371      103      122
                                   -------  -------  -------  -------  -------
  Net loss........................ $(1,652) $(5,141) $(7,862) $(1,714) $(1,931)
                                   =======  =======  =======  =======  =======
  Basic and diluted net loss per
   share.......................... $  (.62) $ (1.40) $ (1.95) $  (.46) $  (.37)
                                   =======  =======  =======  =======  =======
  Shares used in basic and diluted
   net loss per share.............   2,668    3,660    4,033    3,700    5,255
  Pro forma basic and diluted net
   loss per share.................                   $ (1.01)          $  (.21)
                                                     =======           =======
  Shares used in pro forma net
   loss per share.................                     7,810             9,032

                                                     December 31,
                                                 --------------------- March 31,
                                                  1997   1998   1999     2000
                                                 ------ ------ ------- ---------
                                                         (in thousands)
Balance Sheet Data:
  Cash and cash equivalents..................... $7,299 $9,897 $10,529  $8,065
  Working capital...............................  7,031  9,933  10,487   8,519
  Total assets..................................  7,559 11,007  12,295  10,380
  Long-term debt................................    --     --      --      --
  Total shareholders' equity....................  7,216 10,546  11,172   9,281

   For information regarding the determination of the number of shares used in computing pro forma basic and diluted net loss per share amounts, see Note 2 of notes to the financial statements. Pro forma basic and diluted net loss per share have been calculated assuming the conversion of all outstanding shares of preferred stock into common stock.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   You should read the following discussion and analysis in conjunction with "Selected Financial Data" and our financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ significantly from those anticipated in these forward-looking statements as a result of various factors, including, but not limited to, those described under "Risk Factors" and elsewhere in this prospectus.

Overview

   Since we commenced operations in February 1997, we have been engaged in the design, development, clinical testing and, more recently, the manufacture and sale in international markets of the Vascular Solutions Duett sealing device. Our Duett sealing device is designed to seal the entire puncture site following catheterization procedures such as angiography, angioplasty and stenting. We have received regulatory approvals to market the Duett sealing device in several international markets, principally in Europe. On June 22, 2000, we received approval from the FDA of our PMA application for the sale of our Duett sealing device in the United States. As a result, we very recently commenced sales of our product in the United States with a direct sales force.

   We have a limited history of operations and have experienced significant operating losses since inception. As of March 31, 2000, we had an accumulated deficit of $16.6 million. We commenced international sales in February 1998. To date, we have generated substantially all of our revenue from sales to international distributors who resell the device to hospitals.

   Although we have experienced revenue growth in recent periods, this growth may not be sustainable and, therefore, these recent periods should not be considered indicative of future performance. We may never achieve significant revenues or profitability, or if we achieve significant revenues they may not be sustained in future periods.

Results of Operations

 Three months ended March 31, 2000 compared to three months ended March 31,
 1999

   Net sales increased 210% to $642,545 for the three months ended March 31, 2000 from $207,000 for the three months ended March 31, 1999. This increase in net sales was the result of increased shipments of the Duett sealing device to our distributors for sale in Europe. Sales to our German, Norwegian, Italian and Austrian distributors accounted for approximately 26%, 26%, 18% and 10% of net sales for the three months ended March 31, 2000.

   Gross profit as a percentage of net sales increased to 46% for the three months ended March 31, 2000 from 10% for the three months ended March 31, 1999. This increase as a percentage of net sales resulted from a decrease in cost of goods sold due to the conversion to the Duett Model 2000 for international sales in the fourth quarter of 1999 and improved manufacturing processes. Cost of goods sold consists primarily of direct material component costs, personnel expenses and manufacturing equipment and overhead related to the production of our Duett sealing device. The Duett Model 2000 incorporates minor modifications to the procoagulant components and different vendors for certain components, resulting in lower cost of goods compared to the original Duett

Model 1000. The approval we recently received from the FDA applies to the Duett Model 1000. We will not be able to sell the Duett Model 2000 in the United States until we receive approval of a PMA supplement. We do not expect to receive FDA approval of a PMA supplement for the Duett Model 2000 prior to late-2001, at the earliest. We expect gross profit as a percentage of net sales to continue to increase as we increase our manufacturing volume, improve our manufacturing processes, and enter the United States market.

   Research and development expenses decreased 3% to $691,723 for the three months ended March 31, 2000 from $713,271 for the three months ended March 31, 1999. This slight decrease was attributable to the increased absorption of additional capacity by manufacturing and the transition of the Duett Model 2000 to production. We expect our research and development expenses to increase through the remainder of 2000 as we hire additional development personnel, continue work on product improvements and explore new product opportunities.

   Clinical and regulatory expenses decreased 67% to $189,904 for the three months ended March 31, 2000 from $579,596 for the three months ended March 31, 1999. These expenses consist of payments to clinics for participation in clinical studies, company personnel related to clinical study administration and payments to regulatory agencies as part of the product approval process. The decrease was primarily the result of the completion of our 695-patient multi-center clinical study in 1999. During the three months ended March 31, 1999, payments related to this clinical study totaled $346,000. We expect our clinical and regulatory expenses to continue to decrease during the remainder of 2000 compared to 1999 as additional clinical studies are expected to be smaller in scope than the multi-center clinical study.

   Sales and marketing expenses increased 157% to $901,315 for the three months ended March 31, 2000 from $350,065 for the three months ended March 31, 1999. This increase was due primarily to additional personnel and travel for the international distribution of our Duett sealing device. We currently anticipate spending $18.5 million during the period from April 1, 2000 through December 31, 2001 to hire, train and deploy a direct sales force in the United States. These increases will be principally related to hiring additional sales and marketing personnel, expanding marketing efforts and training new physicians.

   General and administrative expenses increased 189% to $563,572 for the three months ended March 31, 2000 from $195,077 for the three months ended March 31, 1999. This increase was primarily attributable to a $235,900 increase in litigation expenses and $124,900 increase in personnel costs. See Note 11 of Notes to the Financial Statements. We anticipate that general and administrative expenses will increase for the foreseeable future as we continue to add personnel and infrastructure. It is also likely that we will continue to incur substantial litigation expenses related to patent infringement claims.

   Interest income increased to $121,699 for the three months ended March 31, 2000 from $102,874 for the three months ended March 31, 1999 primarily as a result of higher cash balances resulting from the exercise of an option and warrant by an existing investor during the fourth quarter of 1999.

 Year ended December 31, 1999 compared to year ended December 31, 1998

   Net sales increased 189% to $1,429,094 for the year ended December 31, 1999 from $494,150 for the year ended December 31, 1998. This increase in net sales was the result of increased shipments of our Duett sealing device to our existing independent international distributors and shipments to new independent international distributors covering other territories. International sales of our Duett sealing device commenced in February 1998. Sales to our German, Norwegian and Italian distributors accounted for approximately 29%, 20% and 12% of net sales for the year ended December 31, 1999.

   Gross profit as a percentage of net sales increased to 25% for the year ended December 31, 1999 from 10% for the year ended December 31, 1998. This increase as a percentage of net sales resulted from improvements in manufacturing efficiencies and increases in the number of Duett sealing devices manufactured.

   Research and development expenses increased 31% to $3,067,897 for the year ended December 31, 1999 from $2,348,281 in the year ended December 31, 1998. This increase was attributable to a $301,100 increase for additional personnel required for the continued development of the Duett sealing device, $240,000 of materials associated with the development of our next generation sealing device and $45,900 in prototyping costs.

   Clinical and regulatory expenses decreased 4% to $1,323,972 for the year ended December 31, 1999 from $1,375,595 for the year ended December 31, 1998. The decrease was primarily the result of costs associated with the 695-patient multi-center clinical study of our Duett sealing device which commenced in August 1998 and was completed in March 1999. In addition to the payments to the clinical centers for patient enrollment and data collection, we contracted with a third party to perform data analysis and computation for the study. We also contracted with a third party to perform a cost outcomes study of the patient data from this multi-center study.

   Sales and marketing expenses increased 114% to $2,301,603 for the year ended December 31, 1999 from $1,075,250 for the year ended December 31, 1998. This increase was due primarily to a $611,500 increase in personnel costs and $277,800 associated with travel, marketing and physician training for the international distribution of the Duett sealing device.

   General and administrative expenses increased 185% to $1,903,946 for the year ended December 31, 1999 from $667,522 in the year ended December 31, 1998. This increase was primarily the result of $453,500 in initial public offering costs that were expensed in the fourth quarter of 1999 due to the delay of the offering and $422,500 in legal expenses in 1999 associated with intellectual property claims.

   Interest income increased to $371,066 for the year ended December 31, 1999 from $273,877 for the year ended December 31, 1998 primarily as a result of higher cash balances resulting from our private equity financing completed in the fourth quarter of 1998.

 Year ended December 31, 1998 compared to the year ended December 31, 1997

   Net sales of $494,150 in 1998 were the result of shipments to international distributors, with 65% of the sales attributable to our German distributor and 16% of the sales attributable to our Austrian distributor. We commenced international sales in February 1998 and, accordingly, had no revenues in 1997.

   Gross profit as a percentage of net sales was 10% in 1998. Cost of goods sold reflected the commencement of manufacturing and assembly operations as well as manufacturing, engineering and support functions.

   Research and development expenses increased 206% to $2,348,281 in 1998 from $766,176 in 1997. This increase was attributable to a $577,000 increase associated with the hiring of additional personnel required to develop our Duett sealing device, a $146,000 increase in legal costs related to patent applications and approximately $425,000 of materials associated with the development of our Duett sealing device.

   Clinical and regulatory expenses increased 430% to $1,375,595 in 1998 from $259,503 in 1997. The increase was primarily the result of costs associated with our clinical studies that commenced in January 1998.

   Sales and marketing expenses increased 294% to $1,075,250 in 1998 from $273,089 in 1997. The increase was due primarily to the international commercial launch of our Duett sealing device in February 1998, resulting in increases in costs associated with travel, marketing and physician training.

   General and administrative expenses increased 57% to $667,522 in 1998 from $425,596 in 1997. The increase was primarily the result of additional administrative personnel and facilities costs.

   Interest income increased to $273,877 in 1998 from $72,546 in 1997 primarily as a result of higher cash balances resulting from our December 1997 private equity financings.

Income Taxes

   We have not generated any pre-tax income to date and therefore have not paid any federal income taxes since inception in December 1996. No provision or benefit for federal and state income taxes has been recorded for net operating losses incurred in any period since our inception.

   As of March 31, 2000, we had $14,585,000 of federal net operating loss carryforwards available to offset future taxable income which begin to expire in the year 2013. As of March 31, 2000, we also had federal and state research and development tax credit carryforwards of $339,000 which begin to expire in the year 2013. Under the Tax Reform Act of 1986, the amounts of and benefits from net operating loss carryforwards may be impaired or limited in certain circumstances, including significant changes in ownership interests. Future use of our existing net operating loss carryforwards may be restricted due to changes in ownership or from future tax legislation.

   We have established a valuation allowance against the entire amount of our deferred tax asset because we have not been able to conclude that it is more likely than not that we will be able to realize the deferred tax asset, due primarily to our history of operating losses.

Liquidity and Capital Resources

   We have financed all of our operations since inception through the issuance of equity securities. Through March 31, 2000, we have sold common stock and preferred stock generating aggregate net proceeds of $25.4 million. At March 31, 2000, we had $8.1 million in cash and cash equivalents on-hand. During the three-month period ended March 31, 2000, we used $2.3 million of cash and cash equivalents in operating activities. The cash used in operating activities was primarily used to fund our net loss for the period of $1.9 million and increases in accounts receivable and inventories to support our increased operations and a decrease in accounts payable as a result of the timing of certain vendor payments. For the year ended December 31, 1999, we used $7.2 million of cash in operating activities. This was primarily used to fund our net loss for the period of $7.9 million and increases in accounts receivable and inventories. Cash used in operating activities was partially offset by an increase of $746,000 in accounts payable. Cash used in operating activities for the year ended December 31, 1998 was $5.2 million. This was primarily used to fund our net loss for the year of $5.1 million and increases in accounts receivable and inventories. Our other use of cash in each of these periods was investing activities to acquire manufacturing and office equipment. Our equipment acquisitions totaled $159,000 during the three-month period ended March 31, 2000, $316,000 for the year ended December 31, 1999 and $582,000 for the year ended December 31, 1998.

   We do not have any significant cash commitments related to supply agreements, nor do we have any commitments for capital expenditures.

   We currently anticipate that we will continue to experience significant growth in our expenses for the foreseeable future and our expenses will be a material use of our cash resources. We anticipate that our operating losses will continue through at least December 31, 2000, because we plan to spend substantial amounts hiring and training a direct United States sales force, funding sales and marketing activities and creating and expanding research and development initiatives. We believe that current cash balances along with cash generated from the future sales of products and the proceeds of this offering will be sufficient to meet our operating and capital requirements for at least the next 12 months. Our liquidity and capital requirements beyond the next 12 months will depend on numerous factors, including the extent to which our Duett sealing device gains market acceptance and competitive developments.

   If cash generated from operations is insufficient to satisfy our cash needs, we may be required to raise additional funds. We currently have no commitments for additional funding and so our ability to meet our long-term liquidity needs is uncertain. If we raise additional funds through the issuance of equity securities, our shareholders may experience significant dilution. Furthermore, additional financing may not be available when needed or, if available, financing may not be on terms favorable to us or our shareholders. If financing is not available when required or is not available on acceptable terms, we may be unable to develop or market our products or take advantage of business opportunities or respond to competitive pressures.

Recent Accounting Pronouncements

   In June 1998, the Financial Accounting Standards Board issued SFAS No.133, "Accounting for Derivative Instruments and Hedging Activities." This statement changes the previous accounting definition of derivative which focused on freestanding contracts, including, for example, options and forwards, and futures and swaps, expanding it to include embedded derivatives and many commodity contracts. Under the statement, every derivative is recorded in the balance sheet as either an asset or liability measured at its fair value. The statement requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. SFAS 133 is effective for fiscal years beginning after June 15, 1999. We do not anticipate that the adoption of SFAS 133 will have a material impact on our financial position or results of operations. We do not currently hold derivative instruments or engage in hedging activities.

                                    BUSINESS

Overview

   We are a medical device company. We manufacture, market and sell the Vascular Solutions Duett sealing device, which enables cardiologists and radiologists to rapidly seal the entire puncture site following catheterization procedures such as angiography, angioplasty and stenting. A catheterization procedure involves the insertion of a catheter through a patient's skin and into an artery to perform minimally invasive medical procedures. In order to gain access to an artery for a catheter, the artery must first be punctured. At the end of the procedure, the puncture must be sealed in order to prevent bleeding. Traditionally, manual compression has been used to seal the puncture site. Increasingly, vascular sealing devices are used, with three competitors currently selling FDA-approved devices.

   Our Duett sealing device combines an easy-to-use balloon catheter delivery mechanism with a biological procoagulant mixture, which we believe offers advantages over both manual compression and the three other FDA-approved vascular sealing devices. We began selling our product in Europe in February 1998. On June 22, 2000, we received approval from the FDA of our PMA application for the sale of the Duett sealing device in the United States. As a result, we very recently commenced selling our Duett sealing device in the United States. Over 15,000 Duett sealing devices have been sold and deployed worldwide. While the vascular sealing device market has developed quickly, it represents less than 15% of the more than $1 billion potential annual market, based on the current number of catheterization procedures performed.

   We believe that we are well-positioned to capture a substantial share of the vascular sealing device market opportunity as our Duett sealing device offers the following benefits:

  Clinical Benefits

  . complete closure of the entire puncture site, consisting of the arterial puncture and the tissue tract--the tissue between the skin surface and the artery;

  . effective in patients receiving anti-clotting medications, such as ReoPro(R), which are increasingly used in therapeutic catheterization procedures, through the use of thrombin in our biological procoagulant;

  . nothing is left behind in the artery to cause an infection or to interfere with accessing the site again, if that becomes necessary;

  . rapid deployment of an easy-to-use, one-size-fits-all device through the existing introducer sheath;

  Patient Comfort Benefits

  . the pain associated with the use of manual compression on the puncture site is minimized;

  . patients are ambulated earlier, thereby minimizing the pain associated with immobile bed rest;

  Economic Benefits

  . the scheduling of patients and utilization of the catheterization laboratory can be more efficient due to reduced recovery time and care; and

  . recovery beds and staff can be better utilized through early ambulation of patients.

Industry Background

   Over 60 million Americans have one or more types of cardiovascular disease--diseases of the heart and blood vessels. Cardiovascular disease is the number one cause of death in the United States and is replacing infectious disease as the world's pre-eminent health risk. Advances in medicine have enabled physicians to perform an increasing number of diagnostic and therapeutic treatments of cardiovascular disease using minimally invasive methods, such as catheters placed inside the arteries, instead of highly invasive open surgery. Cardiologists and radiologists use diagnostic procedures, such as angiography, to confirm, and interventional procedures, such as angioplasty and stenting, to treat, diseases of the coronary and peripheral arteries. Based on industry statistics, we estimate that cardiologists and radiologists performed over seven million diagnostic and interventional catheterization procedures worldwide in 1999. The number of catheterization procedures performed is expected to grow by more than 5% each year for the next three years as the incidence of cardiovascular disease continues to increase.

   Each procedure using a catheter requires a puncture in an artery, usually the femoral artery in the groin area, of the patient to gain access for the catheter, which is deployed through an introducer sheath. Upon removal of the catheter, the physician must seal this puncture in the artery and the tissue tract that leads from the skin surface to the artery to stop bleeding. The traditional method for sealing the puncture site has been a manual process whereby a healthcare professional applies direct pressure to the puncture site, sometimes using a sand bag or a large C-clamp, for 20 minutes to an hour in order to form a blood clot. The healthcare professional then monitors the patient, who must remain immobile in order to prevent dislodging of the clot, for an additional four to 48 hours.

   Patients subjected to manual compression generally experience significant pain and discomfort during compression of the puncture site and during the period in which they are required to be immobile. Many patients report that this pain is the most uncomfortable aspect of the catheterization procedure. In addition, patients usually develop a substantial coagulated mass of blood, or hemotoma, around the puncture site, limiting patient mobility for up to six weeks following the procedure. Finally, the need for healthcare personnel to provide compression and the use of hospital beds during the recovery period results in substantial costs to the institution which, under virtually all current healthcare payment systems, are not separately reimbursed.

   In addition to this discomfort and cost, manual compression can result in major complications at the puncture site. These major complications can include a pseudo-aneurysm, or the continuation of blood flow from the artery into the coagulated blood mass at the puncture site, collapse of the femoral artery or femoral nerve damage from the extended compression. Additional procedures may be required to correct these major complications.

   The increasing use of medications to prevent blood clot formation during interventional catheterization procedures has increased the difficulty in sealing the puncture site using manual compression. During and following the catheterization procedure, physicians are concerned with the formation of blood clots in the coronary or peripheral arteries. To prevent clots from forming, the physician typically administers heparin, an anticoagulant, during the interventional catheterization procedure. More recently, drugs which prevent blood clotting by inhibiting platelet aggregation, such as ReoPro(R), are also being used in interventional catheterization procedures. Because these platelet inhibitor drugs limit the ability of blood to clot, they also increase the difficulty of sealing the puncture site using manual compression and the natural clotting process following the catheterization procedure.

   Until 1996, manual compression was used following virtually all catheterization procedures. In late 1995, the first vascular sealing device which did not rely on compression was introduced in the United States. In addition to the Duett sealing device, three devices have received FDA approval and are currently being marketed around the world.

  . One device places a dry collagen plug in the tissue tract adjacent to the puncture in the artery. The plug seals the tissue tract, however, the clotting effect of collagen at the puncture in the artery is limited, particularly if anticoagulants or platelet inhibitors are present in the bloodstream. As a result, manual pressure may be required for an additional period of time in order to achieve closure of the puncture in the artery.

  . The second device inserts a collagen plug into the tissue tract connected by a suture to a biodegradable anchor which is inserted into the artery. This device is held in place for approximately 20 minutes to seal the puncture in the artery. The presence of the anchor prohibits reaccess to the puncture site for up to 90 days. The reliance on collagen as the clotting agent limits the effectiveness of this device in patients being treated with anticoagulants or platelet inhibitors.

  . The third device is a mechanical device that employs remotely controlled needles to suture the puncture in the artery but leaves the tissue tract unsealed. The non-absorbable suture permanently remains at the arterial puncture. This device is more complicated to learn and use than the collagen-based devices.

   In aggregate, $160 million of these three FDA-approved devices were sold worldwide in 1999 compared to less than $20 million in 1996. Based on the number of catheterization procedures performed annually by cardiologists and radiologists, industry sources report that the total market opportunity for vascular sealing devices is more than $1 billion. Accordingly, the market opportunity for vascular sealing devices is less than 15% penetrated.

The Vascular Solutions Duett Sealing Device

   We believe our product (1) offers a complete seal of the puncture site with nothing left behind in the artery, (2) is an easy-to-use system and (3) minimizes patient discomfort and permits early ambulation. Our product uses a balloon catheter, a device already familiar to cardiologists and radiologists, which is inserted through the introducer sheath that is already in the patient. The inflated balloon serves as a temporary mechanical seal, preventing the flow of blood from the artery. Our biological procoagulant, which is a proprietary mixture of collagen, thrombin and diluent, is then delivered to the puncture site, stimulating rapid clotting and creating a complete seal of both the arterial puncture and the tissue tract from the artery to the skin surface. The blood-clotting speed and strength of thrombin enable the use of the Duett sealing device even in the presence of powerful anti-clotting medications, such as ReoPro(R), increasingly used in interventional catheterization procedures. With our Duett sealing device, nothing is left behind in the artery, so immediate reaccess of the site, if necessary, is possible, and the potential for infection is minimized.

Business Strategy

   Our primary objective is to establish our Duett sealing device as the leading product in the rapidly growing vascular sealing device market. The key steps in achieving our primary objective are the following:

  . Hire, Train and Deploy a Direct Sales Force in the United States. We very recently commenced sales of our Duett sealing device in the United States through a direct sales force that includes clinical specialists who train interventional cardiologists, radiologists and catheterization laboratory administrators on the use of our product. We believe that effective training is a key factor in promoting use of our Duett sealing device. We have created and will continue to work to improve an in-the-field training and certification program for the use of our Duett sealing device. We have hired our initial United States direct sales force consisting of 28 employees, which we expect to grow to approximately 60 employees by the end of 2001. We currently anticipate spending approximately $18.5 million during the period from April 1, 2000 through December 31, 2001 to hire, train and deploy our direct sales force.

  . Promote the Duett Sealing Device's Benefits Compared to Manual Compression and Other Devices. We believe that the primary benefits of the Duett sealing device are improved patient outcomes and provider efficiencies. We intend to use our existing and growing body of clinical results to initiate use of our Duett sealing device by physicians currently using manual compression and to convert physicians from other vascular sealing devices to our product. Through our marketing staff, we plan on building market awareness of our Duett sealing device using a wide range of programs, materials and events, including conference and trade show appearances and the dissemination of sales literature and promotional materials.

  . Capitalize on the Large and Growing Vascular Sealing Market. While the market for vascular sealing devices has developed quickly, it represents less than 15% of the more than $1 billion potential annual market, based on the current number of catheterization procedures performed. The primary factors underlying the market opportunity for vascular sealing devices are the significant and growing number of catheterization procedures being performed and the substantial majority of the resulting puncture sites still being sealed through manual compression. The growth in catheterization procedures by cardiologists and radiologists reflects an increasing incidence of cardiovascular disease and the growing number of catheterization laboratories worldwide. In 1999, over seven million catheterization procedures were performed. This number is expected to increase by more than 5% each year for the next three years. Although the market for vascular sealing devices has grown rapidly, over 85% of the arterial punctures in 1999 were sealed using manual compression. We believe that our device offers benefits that position it well to capture a significant share of the market for vascular sealing devices.

  . Develop Duett Sealing Product Line Extensions and Explore New Product Opportunities. In addition to developing next generation versions of our Duett sealing device, we are evaluating enhancements that will allow our product to be used in interventional procedures that result in larger arterial punctures that are greater than nine French or three millimeters in diameter. Furthermore, we intend to leverage our knowledge and experience in the vascular sealing market into other interventional cardiology and radiology products.

Clinical Results

   To date, over 15,000 deployments of our Duett sealing device have been performed worldwide. A total of 31 scientific publications and presentations have been made on our Duett sealing device at interventional cardiology and radiology meetings, reporting the results of over 2,500 deployments.

   Six separate clinical studies of our Duett sealing device have been performed to date, each of which produced very favorable clinical results.

                     Duett Sealing Device Clinical Studies

    Study              Time Frame          Patients Enrolled Number of Centers
    -----              ----------          ----------------- -----------------
European
 Feasibility            July 1997                 24                 1
European
 Multi-Center  October 1997-- January 1998        48                 2
U.S.
 Feasibility    January 1998--March 1998          43                 2
European
 Registry        June 1998--January 1999         1,587              25
SEAL Multi-
 Center          August 1998--March 1999          695               15
Continued
 Access
 Registry         July 1999--March 2000           457                5

   The Simple and Effective Arterial cLosure ("SEAL") clinical study was a randomized, controlled study to support our PMA application with the FDA. In the SEAL study, the Duett sealing device demonstrated, as compared to manual compression, the three primary endpoints of (1) reduced time to the cessation of bleeding, (2) reduced time to ambulation of the patient and (3) no statistically significant increase in major complications.

Sales, Marketing and Distribution

   Our international sales and marketing strategy has been to sell to interventional cardiologists and radiologists through established independent distributors in major international markets, subject to required regulatory approvals. Our Duett sealing device is currently marketed through independent distributors in Germany, Norway, Italy, Austria, the United Kingdom, Denmark, Switzerland, Finland, Sweden, Greece, Belgium, Spain, the Netherlands, Taiwan and Hong Kong. We intend to add independent distributors in other countries as our sales and marketing efforts are expanded. Under multi-year written distribution agreements with each of our independent distributors, we ship our Duett sealing device to these distributors upon receipt of purchase orders. Each of our independent distributors has the exclusive right to sell our Duett sealing device within a defined territory. These distributors also market other medical products, although they have agreed not to sell other vascular sealing devices. Our independent distributors purchase our Duett sealing device from us at a discount from list price and resell the device to hospitals and clinics. Sales to international distributors are denominated in United States dollars. The end-user price is determined by the distributor and varies from country to country.

   Substantially all of our revenues through March 31, 2000 were derived from sales to international distributors, primarily in Europe, none of which is affiliated with us. Sales in Europe constituted 90% and 97% of our net sales for the year ended December 31, 1999 and the three months ended March 31, 2000. Sales to Cardiologic G.m.b.H., our German distributor, accounted for 29% of our net sales for the year ended December 31, 1999. Sales to MicroMed A.S., our Norwegian distributor, accounted for 20% of net sales and sales to N.G.C. Medical S.p.A., our Italian distributor, accounted for 12% for the same period. Sales to our German, Norwegian, Italian and Austrian distributors accounted for approximately 26%, 26%, 18% and 10% of net sales for the three months ended March 31, 2000. Our Austrian distributor is EuroMed.

   Upon receipt of FDA approval of our PMA application on June 22, 2000, we commenced sales of our Duett sealing device in the United States through our direct sales organization. We have hired our initial direct sales force consisting of 28 employees, which we expect to grow to approximately 60 employees by the end of 2001. We believe that the majority of interventional catheterization procedures in the United States are performed in high volume catheterization laboratories, and that these institutions can be served by our focused direct sales force. While we intend to initially focus on these high volume laboratories, we believe that our Duett sealing device's ease of use and relatively short training time will also make our product attractive to lower volume laboratories.

   As part of our sales force, we have hired clinical specialists to train physicians and other healthcare personnel on the use of the Duett sealing device. We believe that effective training is a key factor in encouraging physicians to use our Duett sealing device. We have created, and will continue to work to improve an in-the-field training and certification program for the use of our Duett sealing device. We will seek to develop and maintain close working relationships with our customers to continue to receive input concerning our product development plans.

   We are focused on building market awareness and acceptance of our Duett sealing device. Our marketing organization provides a wide range of programs, materials and events that support our sales force. These include product training, conference and trade show appearances and sales literature and promotional materials. Members of our medical advisory board also aid in marketing our Duett sealing device by publishing articles and making presentations at physicians' meetings and conferences.

Product Technology

   The components of our proprietary Duett sealing device consist of a very thin balloon catheter and a procoagulant mixture. The balloon catheter consists of a balloon made of polyethylene connected to a wire, covered by a sleeve. The procoagulant is a proprietary mixture of collagen, thrombin and a diluent. Both collagen and thrombin have been approved for use as blood clotting agents in the human body by the FDA for over ten years. The mixture of thrombin, a very rapid blood clotting agent, and collagen, which allows the procoagulant to assume a gel-like viscosity, provides a highly effective clotting agent when delivered directly to the puncture site. The diluent is a liquid used to create the desired viscosity and neutralize the pH of the mixture. The procoagulant is mixed before use and the Duett sealing device is deployed in the following steps:

  [Schematic drawing of introducer sheath in artery labeling the items listed below:]

                                     Artery
                               Arterial Puncture
                                  Tissue Tract
                               Introducer Sheath

   The Duett catheter can be deployed through any commonly used introducer sheath from five French to nine French in diameter. Therefore, the sheath that is already in the femoral artery is left in place and no replacement of the sheath is required.

  [Schematic drawing of Duett catheter in the artery labeling the items listed below:]

                                 Duett Catheter
                               Duett Procoagulant

   The Duett catheter is then inserted through the introducer sheath and into the femoral artery and the syringe containing the Duett procoagulant is attached to the sidearm of the introducer sheath.

  [Schematic drawing of Duett catheter inflated and creating a temporary seal;
                        labeling the item listed below:]

                         Inflated Duett Baloon Catheter

   Using a syringe, the balloon is inflated and positioned against the inner surface of the artery where the arterial pressure and gentle traction result in the balloon acting as a temporary seal of the puncture.

   [Schematic drawing of Duett procoagulant being delivered labeling the item listed below:]

                             Procoagulant Delivery

   Next, the procoagulant is delivered directly to the top of the arterial puncture and the tissue tract through the sidearm of the introducer sheath. The procoagulant stimulates rapid clotting through the powerful action of thrombin and collagen. The introducer sheath is removed from the body as the procoagulant agent is being delivered.

  [Schematic drawing of Duett catheter being deflated labeling the item listed below:]

                             Duett Catheter Sleeve

   Immediately after the delivery of the procoagulant to the tissue tract, the balloon is deflated and covered by the sleeve. The slippery nature of the sleeve as well as its low profile (approximately one millimeter in diameter) allows for removal of the balloon catheter from the artery without disruption of the procoagulant.

         [Schematic drawing of artery labeling the item listed below:]

                         Complete Seal of puncture Site

   After removal of the Duett catheter from the artery, manual pressure is maintained for a short time, usually two to five minutes, to assure the seal. We recommend ambulation of patients generally one to two hours after diagnostic catheterizations and two to four hours after interventional catheterization procedures.

Research and Development

   Our research and development staff is currently focused on improving our Duett sealing device and reducing our cost of goods sold. We incurred expenses of $2,348,281 in 1998 and $3,067,897 in 1999 for research and development activities. To further reduce our costs, our research and development group is in the process of developing the in-house capability to manufacture some of the components currently produced by outside vendors.

   We intend to research and develop new sealants in the future for use in our Duett sealing device as well as to apply our core closure technology to other catheterization procedures, including cardio-pulmonary support procedures, treatment of abdominal aortic aneurysms and treatment of pseudo-aneurysms. The large size of the punctures in these procedures makes closure of the puncture site very difficult using conventional compression methods. We believe that modifications of our delivery system will allow our sealing technology to be useful in larger punctures of the femoral artery that are greater than nine French, as well as in cases of abnormalities such as pseudo-aneurysms.

   We expect our research and development activities to expand to include evaluation of new concepts and products beyond vascular sealing in the interventional cardiology and radiology field. We believe that there are many potential new interventional products that would fit within the development, clinical, manufacturing and distribution network we have created for our Duett sealing device.

Manufacturing

   We manufacture our Duett sealing device in our facility in a suburb of Minneapolis, Minnesota. The catheter manufacturing and packaging processes occur under a controlled clean room environment. Our manufacturing facility and processes were certified in July 1998 as compliant with the European Community's ISO 9001 standards and was audited in September 1999 for compliance with the FDA's good manufacturing practices with no deficiencies noted.

   We purchase components from various suppliers and rely on single sources for several parts of the Duett sealing device. In September 1998, we entered into a ten year, sole-source, supply agreement with our collagen supplier, Davol Inc., that provides for a fixed price based on volume purchases which is adjusted annually for increases in the Department of Labor's employer's cost index. In June 1999, we entered into a five year, sole-source, supply agreement with our thrombin supplier, GenTrac, Inc., a subsidiary of Jones Pharma, Incorporated, that provides for a fixed price with a price adjustment formula based on increased costs and wholesale price increases. To date, we have not experienced any significant adverse effects resulting from shortages of components.

   The manufacture and sale of our Duett sealing device entail significant risk of product liability claims. Although we have product liability insurance coverage in an amount which we consider reasonable, it may not be adequate to cover potential claims. Any product liability claims asserted against us could result in costly litigation, reduced sales and significant liabilities and divert the attention of our technical and management personnel away from the development and marketing of the Duett sealing device for significant periods of time.

Competition

   Competition in the vascular sealing market is intense, and we believe that it will increase. We believe that the primary bases of competition in the vascular sealing market are clinical efficacy, ease of use, patient comfort, minimization of complications and cost-effectiveness. On these bases, we believe that our product is well-positioned.

   Because the substantial majority of vascular sealing is performed through manual compression, this represents our primary competition. Manual compression usually requires a healthcare professional to manually apply pressure to the puncture site for 20 minutes to one hour following which the patient is confined to bed rest for between four and 48 hours. Often manual compression involves the use of mechanical devices, including C-clamps and sandbags, or pneumatic devices. Manual compression is considered to be uncomfortable for the patient.

   Our Duett sealing device also competes with three vascular sealing devices, none of which had over 40% of the vascular sealing device market in 1999. These three competitive devices are:

  . The VasoSeal device, manufactured and marketed by Datascope Corp., seals the tissue tract by placing a dry collagen plug in the tissue tract adjacent to the puncture in the artery.

  . The Angio-Seal device, sold by the Daig division of St. Jude Medical, Inc. and developed by Kensey Nash Corporation, seals the puncture site through the use of a collagen plug on the outside of the artery connected by a suture to a biodegradable anchor which is inserted into the artery.

  . The third device, developed and marketed under the ProStar(TM), TechStar(TM) and Closer(TM) names by Perclose, Inc., a subsidiary of Abbott Laboratories, seals the puncture site through the use of a mechanical device that enables a physician to perform a minimally invasive replication of open surgery.

   We believe that several other companies are developing arterial closure devices, however, we are unaware of any new sealing device or company that has entered U.S. clinical studies. The medical device industry is characterized by rapid and significant technological change as well as the frequent emergence of new technologies. There are likely to be research and development projects related to vascular sealing devices of which we are currently unaware. A new technology or product may emerge that results in a reduced need for vascular sealing devices or results in a product that renders our product noncompetitive.

Regulatory Requirements

 United States

   Our Duett sealing device is regulated in the United States as a medical device by the FDA under the FDC Act, and required premarket approval by the FDA prior to being sold. In May 1997, the FDA determined that the review of the Duett sealing device would be delegated to the Center for Devices and Radiological Health area of the FDA, with a consulting review by the Center for Biologic Evaluation and Research. During 1998 and 1999, we received approval of our investigational device exemption, or IDE, application to start our feasibility clinical study, filed our IDE Supplement to begin our multi-center clinical study, completed the SEAL multi-center clinical study and filed our PMA application with the FDA. In September 1999 our manufacturing facility was audited by the FDA, with no deficiencies or non-compliances noted by the inspector. In December 1999, we received the FDA's review letter of our PMA application, and we submitted an amendment to our PMA to the FDA in January 2000. On June 22, 2000, we received approval from the FDA of our PMA application to sell the Duett sealing device in the United States.

   The FDA classifies medical devices into one of three classes based upon controls the FDA considers necessary to reasonably ensure their safety and effectiveness. Class I devices are subject to general controls such as labeling, premarket notification and adherence to good manufacturing practices. Class II devices are subject to the same general controls and also are subject to special controls such as performance standards, postmarket surveillance, patient registries and FDA guidelines, and may also require clinical testing prior to approval. Class III devices are subject to the highest level of controls because they are used in life-sustaining or life-supporting implantable devices. Class III devices require rigorous clinical testing prior to their approval. Our Duett sealing device is classified as a Class III device.

   Manufacturers must file an IDE application if human clinical studies of a device are required and if the device presents what the FDA considers to be a significant risk. The IDE application must be supported by data, typically including the results of animal and mechanical testing of the device. If the IDE application is approved by the FDA, human clinical studies may begin at a specific number of investigational sites with a maximum number of patients, as approved by the FDA. The clinical studies must be conducted under the review of an independent institutional board at the hospital performing the clinical study. Our Duett sealing device is subject to the IDE requirements. We received approval of our IDE application and performed our feasibility clinical study at two United States centers in January to March 1998. Based on the results of this feasibility clinical study, we received approval and performed our 695 patient multi-center SEAL clinical study from August 1998 through March 1999.

   Generally, upon completion of these human clinical studies, a manufacturer seeks approval of a Class III medical device from the FDA by submitting a PMA application. A PMA application must be supported by extensive data, including the results of the clinical studies, as well as literature to establish the safety and effectiveness of the device. The FDA allowed us to submit our PMA application in segments prior to completion of our clinical studies. Upon completion of the follow up and data analysis of the SEAL clinical study, we submitted the final two segments of our PMA application to the FDA in June 1999. Under the FDC Act, the FDA has 180 days to review a PMA application, although the review of such an application more often occurs over a longer time period and may require additional information. In December 1999, we received the FDA's review letter of our PMA application, and we submitted an amendment to our PMA to the FDA in January 2000. On June 22, 2000, we received approval from the FDA of our PMA application for the sale of the Duett sealing device in the United States. Our PMA approval was conditioned on our agreeing to perform a post approval study of the immunogenic response to the Duett procoagulant and a post approval animal study of the 30 day resorbtion of the Duett procoagulant, both of which we agreed to conduct and intend to complete by the end of 2000. In our worldwide clinical experience to date, we have not observed any evidence of elevated immunogenic response to the Duett procoagulant or any substantial infections caused by the resorbtion of the Duett procoagulant. Nevertheless, the FDA or international regulatory agencies could restrict or withdraw their approval of our Duett sealing device if one of the post approval studies produces adverse results that would support such an action.

   We also are subject to FDA regulations concerning manufacturing processes and reporting obligations. These regulations require that manufacturing steps be performed according to FDA standards and in accordance with documentation, control and testing standards. We also are subject to inspection by the FDA on an on-going basis. We are required to provide information to the FDA on adverse incidents as well as maintain a documentation and record keeping system in accordance with FDA guidelines. The advertising of the Duett sealing device also is subject to both FDA and Federal Trade Commission jurisdiction. If the FDA believes that we are not in compliance with any aspect of the law, it can institute proceedings to detain or seize products, issue a recall, stop future violations and assess civil and criminal penalties against us, our officers and our employees.

 International

   The European Union has adopted rules which require that medical products receive the right to affix the CE mark, an international symbol of adherence to quality assurance standards and compliance with applicable European medical device directives. As part of the CE compliance, manufacturers are required to comply with the ISO 9000 series of standards for quality operations. We received the CE mark approval for our Duett sealing device and ISO 9001 certification in July 1998.

   International sales of the Duett sealing device are subject to the regulatory requirements of each country in which we sell our product. These requirements vary from country to country but generally are much less stringent than those in the United States. Our Duett sealing device is currently marketed in Germany, Norway, Italy, Austria, the United Kingdom, Denmark, Switzerland, Finland, Sweden, Greece, Belgium, Spain, the Netherlands, Taiwan and Hong Kong. We have obtained regulatory approvals where required. Through our Japanese distributor, we are pursuing the regulatory approval for commercial sale in Japan.

Third Party Reimbursement

   In the United States, healthcare providers that purchase medical devices, such as vascular sealing devices, generally rely on third-party payors, principally the Health Care Financing Administration, or HCFA, and private health insurance plans, to reimburse all or part of the cost of therapeutic and diagnostic catheterization procedures. We believe that in the current United States reimbursement system, the cost of vascular sealing devices is incorporated into the overall cost of the catheter procedure.

   We are working to establish the cost benefit of the Duett sealing device, relying on shortened hospital stays and decreased use of healthcare professionals, to justify the increased cost of using our Duett sealing device in the United States. As part of our 695-patient, 15-center SEAL clinical study, we retained the Emory Cost Outcomes Research Center to perform an analysis of the costs and benefits of the use of the Duett sealing device in a randomized, controlled comparison to manual compression. Using the results of this study, we believe that we are able to demonstrate that the use of our Duett sealing device can result in cost savings in healthcare personnel and hospital resources.

   The Health Care Financing Administration is in the process of implementing a new Medicare prospective payment system for hospital outpatient services, scheduled to be effective on August 1, 2000. One aspect of the new system involves the recognition of new technology items and services as discrete payment groups under the prospective payment system. Under this new system, hospitals will receive separate payments for the use of new medical devices that are recognized by HCFA. Two competitive vascular sealing devices have recently received recognition as new technology items and a discrete payment group. With our recent receipt of FDA approval, we are applying for the same recognition for our Duett sealing device. The next date for inclusion of new technology items by HCFA is October 1, 2000.

   Market acceptance of the Duett sealing device in international markets is dependent in part upon the availability of reimbursement from healthcare payment systems. Reimbursement and healthcare payment systems in international markets vary significantly by country. The main types of healthcare payment systems in international markets are government sponsored healthcare and private insurance. Countries with government sponsored healthcare, such as the United Kingdom, have a centralized, nationalized healthcare system. New devices are brought into the system through negotiations between departments at individual hospitals at the time of budgeting. In most foreign countries, there are also private insurance systems that may offer payments for alternative therapies.

   We have pursued reimbursement for our Duett sealing device internationally through our independent distributors. We have initially focused on the markets of Germany, Austria, Switzerland, Norway, Denmark, Finland, Sweden, Belgium, Spain, Greece, the Netherlands, the United Kingdom, Taiwan, Italy and Hong Kong. While the healthcare financing issues in these countries are substantial, we have been able to sell the Duett sealing device to private clinics or nationalized hospitals in each of these countries.

Patents and Intellectual Property

   We file patent applications to protect technology, inventions and improvements that are significant to the development of our business, and use trade secrets and trademarks to protect other areas of our business.

   Prior to the formation of our company, Dr. Gary Gershony filed a number of patent applications in the United States and other countries directed to proprietary technology used in our Duett sealing device. Upon the commencement of our operations in February 1997, Dr. Gershony assigned all patents and patent applications relating to the Duett sealing device to us on a worldwide, perpetual, royalty-free basis. At the time of assignment, there existed one United States patent issued that is directed to a balloon catheter sealing device and method and which expires in May 2013, three United States patents pending and an international patent application pending which designated numerous foreign countries and regions.

   Since commencing operations, we have continued the prosecution of the pending United States patent applications and filed new patent applications. A second United States patent has issued that is directed to a balloon catheter and procoagulant sealing device and method and which expires in October 2015. A third United States patent has also issued that contains method claims concerning the use of a balloon catheter and flowable procoagulant and which expires in October 2015. A fourth United States patent has issued concerning the procoagulant mixture and which expires in October 2015. A fifth United States patent has issued concerning a balloon catheter sealing device and which expires in May 2013. Finally, a sixth United States patent has issued concerning a balloon catheter and procoagulant sealing device and which expires in October 2015. We currently have six additional

United States patents pending concerning aspects of our Duett sealing device and other interventional products. We also have pursued international patent applications, which designate the key developed nations with substantive patent protection systems.

   The interventional cardiology market in general, and the vascular sealing device field in particular, is characterized by numerous patent filings and frequent and substantial intellectual property litigation. Each of the three vascular sealing products with which our Duett sealing device competes has been subject to infringement litigation. We are aware of many United States patents issued to other companies in the vascular sealing field which describe vascular sealing devices. After consultation with our intellectual property counsel, we believe that our Duett sealing device does not infringe any of these existing United States issued patents. The interpretation of patents, however, involves complex and evolving legal and factual questions. Intellectual property litigation in recent years has proven to be complex and expensive, and the outcome of such litigation is difficult to predict.

   On July 23, 1999, we were named as the defendant in a patent infringement lawsuit brought by Datascope Corp. in the United States District Court for the District of Minnesota. The complaint requested a judgment that our Duett sealing device infringes and, following FDA approval will infringe, a United States patent held by Datascope and asks for relief in the form of an injunction that would prevent us from selling our product in the United States as well as an award of attorneys' fees, costs and disbursements. On March 15, 2000, the court granted summary judgment dismissing all of Datascope's claims, subject to the right of Datascope to recommence the litigation after our receipt of FDA approval of our Duett sealing device. On July 12, 2000, after our receipt of FDA approval, Datascope recommenced this litigation, alleging that the Duett sealing device infringes a United States patent held by Datascope and requesting relief in the form of an injunction that would prevent us from selling our product in the United States, damages caused by our alleged infringement, and other costs, disbursements and attorneys' fees. We believe the allegations included in the complaint are without merit, and we intend to defend this litigation vigorously. It is not possible to predict the timing or outcome of the Datascope litigation, including whether we will be prohibited from selling our Duett sealing device in the United States or internationally, or to estimate the amount or range of potential loss, if any.

   On September 22, 1999, we received a letter from the Daig division of St. Jude Medical, Inc. claiming that the manufacture, use, marketing and sale of our Duett sealing device infringes upon certain United States patents licensed by Daig. The letter referenced a prior letter dated August 18, 1998 from us to the prior licensee of those patents in which we made a proposal intended to avoid the anticipated litigation over those patents. The proposed license was rejected. On July 3, 2000, we were named as the defendant in a patent infringement lawsuit brought by St. Jude Medical and Daig in the United States District Court for the District of Minnesota. The complaint requests a judgment that our Duett sealing device infringes a series of four patents held by St. Jude Medical and asks for relief in the form of an injunction that would prevent us from selling our product in the United States, damages caused by the manufacture and sale of our product, and other costs, disbursements and attorneys' fees. We have previously consulted with our intellectual property counsel regarding St. Jude Medical's United States patents and do not believe that we infringe them. We believe the allegations included in the complaint are without merit, and we intend to defend this litigation vigorously. It is not possible to predict the timing or outcome of the St. Jude Medical litigation, including whether we will be prohibited from selling our Duett sealing device in the United States or internationally, or to estimate the amount or range of potential loss, if any.

   We may become the subject of additional intellectual property claims in the future related to our Duett sealing device. Our defense of the Datascope claim, the St. Jude Medical claim and any other intellectual property claims filed in the future, regardless of the merits of the complaint, could divert the attention of our technical and management personnel away from the development and marketing of the Duett sealing device for significant periods of time. The costs incurred to defend the Datascope claim, the St. Jude Medical claim and other future claims could be substantial and adversely affect us, even if we are ultimately successful. An adverse determination in the Datascope matter, the St. Jude Medical matter or in other litigation or interference proceedings in the future could prohibit us from selling our product, subject us to significant liabilities to third parties or require us to seek licenses from third parties.

   We also rely on trade secret protection for certain aspects of our technology. We typically require our employees, consultants and vendors for major components to execute confidentiality agreements upon their commencing services with us or before the disclosure of confidential information to them. These agreements generally provide that all confidential information developed or made known to the other party during the course of that party's relationship with us is to be kept confidential and not disclosed to third parties, except in special circumstances. The agreements with our employees also provide that all inventions conceived or developed in the course of providing services to us shall be our exclusive property.

   We also intend to register the trademarks and trade names through which we conduct our business. To date, we have applied for registration in the United States of the mark "Vascular Solutions Duett" and the Duett logo.

Facilities

   Our principal offices are in approximately 24,000 square feet of leased space in a suburb of Minneapolis, Minnesota. These facilities include approximately 8,200 square feet used for manufacturing activities, approximately 3,300 square feet used for research and laboratory activities, with the remainder used for administrative offices. Our lease for these facilities expires March 31, 2003 and includes both an option to renew for an additional five-year term and an option to terminate after April 1, 2001. We believe that these facilities will be adequate to meet our needs through at least the end of 2000.

Employees

   As of June 1, 2000, we had 86 full time employees. Of these employees, 30 were in manufacturing activities, 30 were in sales and marketing activities, seven were in research and development activities, eight were in regulatory, quality assurance and clinical research activities and 11 were in general and administrative functions. We have never had a work stoppage and none of our employees are covered by collective bargaining agreements. We believe our employee relations are good.

Legal Proceedings

   On July 23, 1999, we were named as the defendant in a patent infringement lawsuit brought by Datascope Corp. in the United States District Court for the District of Minnesota. The complaint requested a judgment that our Duett sealing device infringes and, following FDA approval will infringe, a United States patent held by Datascope and asks for relief in the form of an injunction that would prevent us from selling our product in the United States as well as an award of attorneys' fees, costs and disbursements. On August 12, 1999, we filed our answer to this lawsuit and brought a counterclaim alleging unfair competition and tortious interference. On August 20, 1999, we moved for summary judgement to dismiss Datascope's claims. On March 15, 2000, the court granted summary judgment dismissing all of Datascope's claims, subject to the right of Datascope to recommence the litigation after our receipt of FDA approval of our Duett sealing device. On July 12, 2000, after our receipt of FDA approval, Datascope recommenced this litigation, alleging that the Duett sealing device infringes a United States patent held by Datascope and requesting relief in the form of an injunction that would prevent us from selling our product in the United States, damages caused by our alleged infringement, and other costs, disbursements and attorneys' fees. We believe the allegations included in the complaint are without merit, and we intend to defend this litigation vigorously. It is not possible to predict the timing or outcome of the Datascope litigation, including whether we will be prohibited from selling our Duett sealing device in the United States or internationally, or to estimate the amount or range of potential loss, if any.

   On September 22, 1999, we received a letter from the Daig division of St. Jude Medical, Inc. claiming that the manufacture, use, marketing and sale of our Duett sealing device infringes upon certain United States patents licensed by Daig. The letter referenced a prior letter dated August 18, 1998 from us to the prior licensee of those patents in which we made a proposal intended to avoid the anticipated litigation over those patents. The proposed license was rejected. On July 3, 2000, we were named as the defendant in a patent infringement lawsuit brought by St. Jude Medical and Daig in the United States District Court for the District of Minnesota. The complaint requests a judgment that our Duett sealing device infringes a series of four patents held by St. Jude Medical and asks for relief in the form of an injunction that would prevent us from selling our product in the United States, damages caused by the manufacture and sale of our product, and other costs, disbursements and attorneys' fees. We have previously consulted with our intellectual property counsel regarding St. Jude Medical's United States patents and do not believe that we infringe them. We believe the allegations included in the complaint are without merit, and we intend to defend this litigation vigorously. It is not possible to predict the timing or outcome of the St. Jude Medical litigation, including whether we will be prohibited from selling our Duett sealing device in the United States or internationally, or to estimate the amount or range of potential loss, if any.

   Other than the Datascope and St. Jude Medical claims, there are no legal proceedings pending against us.

                                   MANAGEMENT

Executive Officers and Directors

   The following table provides information concerning our executive officers and directors:

      Name                          Age                 Position
      ----------------------------- --- ----------------------------------------
      Howard Root..................  39 Chief Executive Officer and Director
      Gary Gershony, M.D. .........  44 Medical Director and Director
      Jerry Johnson................  35 Chief Financial Officer and Secretary
      Michael Nagel................  38 Vice President of Sales & Marketing
      Charmaine Sutton.............  40 Vice President of Regulatory Affairs
      James Quackenbush............  41 Vice President of Manufacturing
      Will Sutton..................  36 Vice President of Research & Development
      Richard Buchholz.............  32 Treasurer
      Gerard Langeler..............  49 Director
      Steven Brandt................  45 Director
      James Jacoby, Jr. ...........  37 Director

   Howard Root has served as our Chief Executive Officer and a director since he co-founded Vascular Solutions in February 1997. From April 1996 through February 1997, Mr. Root was the Vice President of Gateway Alliance, LLC, a provider of management services to start-up businesses. From 1990 to 1995, Mr. Root was employed by ATS Medical, Inc., a mechanical heart valve company, most recently as Vice President and General Counsel. Prior to joining ATS Medical, Mr. Root practiced corporate law, specializing in representing emerging growth companies, at the law firm of Dorsey & Whitney for over five years. Mr. Root received his B.S. in Economics and J.D. degrees from the University of Minnesota.

   Gary Gershony, M.D., is the principal inventor of the Duett sealing device and has served as our Medical Director as well as a director since he co-founded Vascular Solutions in February 1997. Dr. Gershony also is in private practice as an interventional cardiologist with John Muir Hospital in Walnut Creek, California. From 1997 through March 1998, Dr. Gershony was associated with Los Angeles Cardiology Associates. From 1993 through 1997, Dr. Gershony was the Director of the Cardiac Catheterization Laboratories and Interventional Cardiology at the University of California Davis Medical Center and an Assistant Professor of Medicine (Cardiology) at the University of California Davis School of Medicine. From 1989 to 1993, Dr. Gershony served as Clinical Assistant Professor of Medicine at the University of Oklahoma College of Medicine and Associate Director of Research Cardiology at Hillcrest Medical Center. Dr. Gershony is a Fellow of the American College of Cardiology, the American Heart Association, the Society for Cardiac Angiography and Interventions and the American Society for Lasers in Medicine and Surgery. Dr. Gershony received his M.D. degree from the University of Toronto and performed his interventional cardiology fellowship at Emory University.

   Jerry Johnson joined us as our Chief Financial Officer and Secretary in November 1999. Prior to joining us, Mr. Johnson was Executive Vice President of Commerce Financial Group, Inc., a specialty finance and banking organization since February 1999. From 1993 to 1999, Mr. Johnson was with John G. Kinnard & Company, Inc., an investment bank, most recently as Managing Director of the Healthcare Group. Mr. Johnson received a B.S. and M.B.A. in Finance from the University of Minnesota and a J.D. degree from the University of Southern California.

   Michael Nagel has served as our Vice President of Sales & Marketing since June 1997. Prior to joining us, Mr. Nagel was the Director of Sales & Marketing at Quantech, Ltd., a developer of point of care medical diagnostic testing products, where he worked since July 1996. From 1992 through July 1996, Mr. Nagel was the mid-west division sales manager of B. Braun Cardiovascular, a manufacturer of cardiovascular devices and catheters. From 1991 through 1992, Mr. Nagel was the Director of Worldwide Sales for the Medical Products Division of Angeion Corporation, a manufacturer of angioplasty accessories and pediatric catheters. Prior to 1991, Mr. Nagel performed a variety of sales and marketing functions with Abbott Labs Diagnostic Division for over five years. Mr. Nagel received his B.A. and M.B.A. degrees from the University of St. Thomas.

   Charmaine Sutton joined us as manager of regulatory compliance in February 1997, became director of regulatory affairs and quality assurance in January 1998 and was named our Vice President of Regulatory Affairs in June 1998. Ms. Sutton has performed regulatory compliance, quality system development and clinical study design for medical companies on a contract basis since 1992. From 1990 to 1992, Ms. Sutton was manager of regulatory, clinical and quality assurance with AngeLase, Inc., a subsidiary of Angeion Corporation. Previously, Ms. Sutton was a physicist with the Lawrence Livermore National Laboratory. Ms. Sutton received a B.S. in Applied Physics/Quantum Optics from the University of California Davis.

   James Quackenbush has served as our Vice President of Manufacturing since March 1999. Prior to joining us, Mr. Quackenbush served as Vice President of Manufacturing and Operations with Optical Sensors, Inc., a diagnostic medical device company, where he worked since October 1992. From March 1989 through October 1992, Mr. Quackenbush served as operations manager with Schneider USA's stent division. Prior to this time, he was an advanced project engineer with the 3M Medical Products Division. Mr. Quackenbush received a B.S. in Industrial Engineering from Iowa State University.

   Will Sutton joined us as our Vice President of Research & Development in December 1999. From 1997 through 1999, Mr. Sutton was Director of Research & Development for Urologix, Inc., a urology medical device company. From 1994 through 1997, Mr. Sutton was a manager of research and development with C.R. Bard, Inc., a medical device company. Mr. Sutton was a development engineer with Abbott Laboratories, Inc., from 1987 through 1994. Mr. Sutton received his M.S. and B.S. degrees in Mechanical Engineering from Stanford University.

   Richard Buchholz has served as our Controller since December 1997 and as our Treasurer since December 1999. Prior to joining us, Mr. Buchholz was with Ernst & Young LLP for over five years, most recently as manager on the audit staff. Mr. Buchholz received his B.B.A. degree in Accounting from the University of Wisconsin--Eau Claire and is a Certified Public Accountant.

   Gerard Langeler has been a member of our board of directors since February 1997. Mr. Langeler has been a General Partner of Olympic Venture Partners, an operating venture capital company, since 1992. Prior to joining Olympic Venture Partners, Mr. Langeler was an officer and co-founder of Mentor Graphics, a manufacturer of software for computer-aided design of electronics. Mr. Langeler also is a director of Preview Systems, Inc., Webridge, Inc. and 800.com, Inc.

   Steven Brandt was elected to the Board of Directors in January 2000. Mr. Brandt was the Chief Executive Officer of XRT Corporation, an interventional cardiology medical device company, from 1997 to February 2000, when it was acquired by Medtronic, Inc. From 1995 to 1997 Mr. Brandt was Vice President of Marketing for XRT Corporation. From 1992 through 1995, Mr. Brandt held marketing positions with Schneider, a cardiology medical device company, most recently as Director of Marketing. Previously, Mr. Brandt was Director of Marketing for the angioplasty business unit of Medtronic, Inc. and previously held sales and marketing positions with the USCI and Bard Critical Care divisions of C.R. Bard, Inc.

   James Jacoby, Jr. joined our board of directors in February 1999. Mr. Jacoby has been a Managing Director of the Life Sciences Group of the Corporate Finance Department of Stephens Inc., an Arkansas-based investment banking firm, since December 1999 and previously was Vice President, Corporate Finance Department of Stephens Inc. since 1994. From 1990 through 1994, Mr. Jacoby was Vice President, Mergers and Acquisitions Department of Chemical Banking Corporation in New York and London.

   There are no family relationships among any of our directors or executive officers. All directors hold office until the next annual meeting of our shareholders and until their successors have been elected and qualified or until their earlier resignation or removal. Executive officers are appointed to serve at the discretion of our board of directors. Mr. Langeler and Mr. Jacoby have been elected to our board of directors pursuant to the terms of an amended and restated voting agreement dated December 9, 1998 among Vascular Solutions and certain of our shareholders, including affiliates of Olympic Venture Partners and Stephens Inc. This voting agreement will terminate upon the closing of this offering.

Board Committees

   Our board of directors has established a compensation committee and an audit committee.

   The compensation committee consists of Messrs. Langeler and Jacoby and Dr. Gershony. The compensation committee's responsibilities include establishing salaries, incentives, and other forms of compensation for our directors and officers; administering our incentive compensation and benefits plans; and recommending policies relating to such incentive compensation and benefits plans.

   The audit committee consists of Messrs. Langeler, Brandt and Jacoby. The audit committee's responsibilities include facilitating our relationship with independent auditors; reviewing and assessing the performance of our accounting and finance personnel; communicating to the board the results of work performed by and issues raised by our independent auditors and legal counsel; and evaluating our management of assets and reviewing policies relating to asset management.

Director Compensation

   We do not currently pay any compensation to directors for serving in that capacity, but we reimburse directors for out-of-pocket expenses incurred in attending board meetings. Each unaffiliated director receives an option to purchase 10,000 shares of our common stock with an exercise price equal to fair market value on the date of his or her election to our board and the date of each re-election thereafter.

Compensation Committee Interlocks and Insider Participation

   Messrs. Langeler and Jacoby and Dr. Gershony currently serve on the compensation committee. None of these individuals has at any time been an officer or employee of Vascular Solutions. Prior to formation of the compensation committee, all decisions regarding executive compensation were made by the full board of directors. No interlocking relationship exists between the board of directors or the compensation committee and the board of directors or compensation committee of any other company, nor has any such interlocking relationship existed in the past.

   We have sold shares of common stock, Series A and Series B preferred stock to entities affiliated with Olympic Venture Partners and shares of common stock and Series B preferred stock to entities affiliated with Stephens Inc. Mr. Langeler, one of our directors and a member of our compensation committee, is a general partner of Olympic Venture Partners and has voting control of the affiliated entities. Mr. Jacoby, one of our directors and a member of our audit committee, is a Managing Director of Stephens Inc.

Indemnification Matters and Limitation of Liability

   Minnesota law and our bylaws provide that we will, subject to limitations, indemnify any person made or threatened to be made a party to a proceeding by reason of that person's former or present official capacity with us. We will indemnify such person against judgments, penalties, fines, settlements and reasonable expenses, and, subject to limitations, we will pay or reimburse reasonable expenses before the final disposition of the proceeding.

   As permitted by Minnesota law, our articles of incorporation provide that our directors will not be personally liable to us or our shareholders for monetary damages for a breach of fiduciary duty as a director, subject to the following exceptions:

  .  any breach of the director's duty of loyalty to us or our shareholders;

  . acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

  . liability for illegal distributions under section 302A.559 of the Minnesota Business Corporation Act or for civil liabilities for state securities law violations under section 80A.23 of the Minnesota statutes; or

  . any transaction from which the director derived an improper personal benefit.

   In his role as one of our directors, Mr. Jacoby may be entitled to indemnification by Stephens Inc.

   Presently, there is no pending litigation or proceeding involving any of our directors, officers, employees or agents where indemnification will be required or permitted. We are not aware of any threatened litigation or proceeding that might result in a claim for indemnification.

Employment and Consulting Agreements

   We have entered into employment agreements with each of our executive officers. The employment agreements provide for employment "at will" which may be terminated by either party for any reason upon ten working days' prior written notice. The base salary and any discretionary bonus for each of the executive officers is determined by the compensation committee of our board of directors. During the term of his or her employment agreement and for a period of one year after its termination, each executive officer is prohibited from competing with us in the vascular sealing device field.

   Upon the commencement of our operations in February 1997, we entered into a consulting agreement with Dr. Gershony to serve as our Medical Director. In June 1999, the agreement was revised. Under the revised agreement, Dr. Gershony receives $8,333 on a monthly basis for his services to us in clinical research, product development and medical review. The relationship under the agreement is on an "at will" basis. Either party may terminate the relationship for any reason at any time by giving ten working days written notice to the other party. During the term of the agreement and for one year after its termination, Dr. Gershony is prohibited from working on a competitive vascular sealing device.

Executive Compensation

   The following summary compensation table indicates the cash and non-cash compensation earned by each our executive officers whose total compensation exceeded $100,000 during the fiscal year ended December 31, 1999. All other compensation consists of premiums we pay for health insurance benefits and matching contributions to the 401(k) plan.

                           Summary Compensation Table

                                    Annual          Long Term
                                 Compensation      Compensation
                             --------------------- ------------
                                                      Shares
                                   Salary   Bonus   Underlying     All Other
Name and Principal Position  Year   ($)      ($)    Options (#) Compensation ($)
---------------------------  ---- -------- ------- ------------ ----------------
Howard Root ...............  1999 $140,000 $28,000   200,000         $2,046
 Chief Executive Officer     1998  115,000     --        --           1,510
Michael Nagel..............  1999  130,000  25,000    60,000          7,697
 Vice President of Sales &
  Marketing                  1998  100,000     --     10,000          5,078
Charmaine Sutton...........  1999  110,000  20,000    20,000            250
 Vice President of
  Regulatory
James Quackenbush..........  1999   88,000  20,000    40,000          3,760
 Vice President of
  Manufacturing

   The following table provides information concerning the stock option grants we made to each of the above named executive officers during the year ended December 31, 1999. Options to purchase an aggregate of 573,000 shares of our common stock were granted to our employees during the year ended December 31, 1999. All stock options were granted with an exercise price equal to the fair market value of our common stock as determined by our board of directors on the grant date and vest in equal monthly installments over a four-year period beginning on the grant date. The 5% and 10% assumed annual rates of compounded stock price appreciation are required by the rules of the Securities and Exchange Commission and do not represent our estimates or projections of our future stock prices.

                         Stock Options Granted in 1999

                                                                              Potential
                                                                         Realizable Value at
                                                                           Assumed Annual
                                                                           Rates of Stock
                                                                         Price Appreciation
                                        Individual Grants                  for Option Term
                         ----------------------------------------------- -------------------
                         Number of  % of Total
                         Securities  Options
                         Underlying Granted to
                          Options   Employees  Exercise Price Expiration
Name                      Granted    in 1999     Per Share       Date       5%       10%
----                     ---------- ---------- -------------- ---------- -------- ----------
Howard Root.............  200,000      34.9%       $6.00       12/21/09  $754,674 $1,912,491
Michael Nagel...........   25,000       4.4         3.25        4/14/09    51,098    129,492
                           35,000       6.1         6.00       12/21/09   132,068    334,686
Charmaine Sutton........   10,000       1.7         3.25        4/14/09    20,439     51,797
                           10,000       1.7         6.00       12/21/09    37,734     95,625
James Quackenbush.......   27,500       4.8         3.25        2/25/09    56,207    142,441
                            2,500        .4         3.25        4/14/09     5,110     12,949
                           10,000       1.7         6.00       12/21/09    37,734     95,625

   The following table sets forth information concerning stock option exercises during 1999 by the named executive officers and the number and value of unexercised options held by them. There was no public trading market for our common stock as of December 31, 1999. Accordingly, the value of unexercised options has been calculated by subtracting the exercise price from the fair market value of the underlying securities on December 31, 1999 as determined by our board of directors, which was determined to be $6.00 per share.

         Aggregate Option Exercises in 1999 and Year-End Option Values

                                                Number of Securities
                                               Underlying Unexercised     Value of Unexercised
                                                     Options at           In-the-Money Options
                           Shares                 December 31, 1999       at December 31, 1999
                          Acquired    Value   ------------------------- -------------------------
Name                     on Exercise Realized Exercisable Unexercisable Exercisable Unexercisable
----                     ----------- -------- ----------- ------------- ----------- -------------
Howard Root.............     --         --      10,375       205,836     $ 46,688     $ 26,262
Michael Nagel...........     --         --      32,600        82,400      141,000      160,250
Charmaine Sutton........     --         --      21,400        38,600       90,000      102,500
James Quackenbush.......     --         --       6,600        33,400       18,150       64,350

Benefit Plans

 Stock Option and Stock Award Plan

   Our stock option and stock award plan was approved by our board of directors and shareholders and provides for the granting of the following to employees and non-employees of Vascular Solutions:

  . stock options, including incentive stock options and non-qualified stock options;

  .  stock appreciation rights; and

  .  restricted stock.

   We have reserved 1,400,000 shares of common stock for issuance under the stock option and stock award plan. The stock option and stock award plan was amended in February 2000 to provide for an automatic annual increase in the number of shares available under the plan, beginning in 2001 and ending in 2006, equal to the lesser of:

  .  500,000 shares;

  . 5% of the common-equivalent shares outstanding at the end of the prior fiscal year; or

  . a smaller amount determined by the board of directors or the committee administering the plan.

The application of these automatic annual increase provisions will result in a maximum total authorized pool of 4,400,000 shares.

   The plan is administered by the compensation committee of the board of directors. The committee has the discretion to select the optionees and grantees and to establish the terms and conditions of each stock option and award, subject to the provisions of the plan. The exercise price for an incentive stock option granted under the plan must not be less than the fair market value of our common stock on the date the option is granted. The exercise price of a non-qualified option granted under the plan must not be less than 50% of the fair market value of our common stock on the date the option is granted. The term of each incentive stock option is determined by the committee but may not exceed ten years from the date the option is granted. Options may be exercised by tendering cash, by tendering shares of our common stock already owned by the optionee or, in the discretion of the committee, by the issuance of a promissory note. The plan may be amended or discontinued by our board of directors at any time.

   In connection with any option granted under the plan, the committee may grant a stock appreciation right. A stock appreciation right is a right to receive, in lieu of the exercise of an option, the difference between the fair market value of the common stock subject to the option and the exercise price of the option. A stock appreciation right may be exercised as an alternative, but not in addition to, the exercise of the option. A stock appreciation right may be paid in cash or shares of our common stock, in the discretion of the committee. The committee has not granted any stock appreciation rights.

   The stock option and stock award plan also permits the award of restricted stock to employees or non-employees who perform valuable services for us. Restricted stock awards are a grant to an individual of a fixed number of shares of our common stock which vest over a specific period of time. The committee has the authority to determine the amount of any award and the conditions and timing of the vesting of the shares. No restricted stock awards have been made.

   The stock option and stock award plan also provides for the automatic grant to each director who is not also our employee an option to purchase 10,000 shares of our common stock upon first being elected as a member of the board of directors and additional options to purchase 10,000 shares of common stock at each annual meeting of shareholders at which the director is re-elected. The exercise price of the options granted to directors under the stock option and stock award plan is equal to the fair market value of the common stock on the date of grant. The options expire upon the earlier of ten years from the date of grant or the date the director no longer serves on the board of directors. All options granted to non-employee directors under the stock option and stock award plan are nonqualified stock options.

   As of June 1, 2000, options to purchase an aggregate of 950,211 shares of common stock, at an average exercise price of $4.41 per share, were outstanding under the stock option and stock award plan and a total of 331,029 shares were available for future option grants.

 Employee Stock Purchase Plan

   Our employee stock purchase plan was adopted by the board of directors in May 2000 and we intend to submit the plan to our shareholders for approval at our annual meeting in March 2001. If the shareholders do not approve the employee stock purchase plan, it will be terminated and all contributions returned to the participants without the purchase of any shares. A total of 500,000 shares of common stock were reserved for issuance under the employee stock purchase plan, none of which have been issued as of the date of this offering. The number of shares authorized and reserved for issuance under the employee stock purchase plan will be subject to an automatic annual increase on the first day of each of our fiscal years beginning in 2002, equal to the lesser of:

  .  200,000 shares;

  . 2% of our outstanding common stock on the last day of the immediately preceding fiscal year; or

  .  a lesser number of shares as the board of directors may determine.

   The application of these provisions will result in a total pool of a maximum of 2,300,000 shares authorized and reserved. The employee stock purchase plan becomes effective upon the date of this offering. Unless terminated earlier by the board of directors, the employee stock purchase plan shall terminate in May 2010.

   The employee stock purchase plan, which is intended to qualify under Section 423 of the Internal Revenue Code, will be implemented by a series of overlapping offering periods of approximately 24 months' duration, with new offering periods (other than the first offering period) commencing on May 1 and November 1 of each year. Each offering period will generally consist of four consecutive purchase periods of six months' duration, at the end of which an automatic purchase will be made for participants. The initial offering period is expected to commence on the date of this offering and end on April 30, 2002; the initial purchase period is expected to begin on the date of this offering and end on April 30, 2001. The employee stock purchase plan will be administered by the board of directors or by a committee appointed by the board. Our employees (including officers and employee directors), and employees of any majority-owned subsidiary designated by the board, are eligible to participate in the employee stock purchase plan if they are employed by us or any such subsidiary for at least 20 hours per week. The employee stock purchase plan permits eligible employees to purchase common stock through payroll deductions, which in any event may not exceed 10% of an employee's eligible compensation per offering period. The purchase price is equal to 85% of the lower of the fair market value of the common stock at the beginning of each offering period or at the end of each purchase period. Employees may end their participation in the employee stock purchase plan at any time during an offering period, and participation ends automatically on termination of employment.

   An employee cannot be granted an option under the employee stock purchase plan if immediately after the grant the employee would own stock and/or hold outstanding options to purchase stock equaling 5% or more of the total voting power or value of all classes of our stock or stock of our subsidiaries, or if the option would permit an employee's rights to purchase stock under the employee stock purchase plan at a rate that exceeds $25,000 of fair market value of such stock for each calendar year in which the option is outstanding. In addition, no employee may purchase more than 2,000 shares of common stock under the employee stock purchase plan in any one purchase period. If the fair market value of the common stock on a purchase date of an offering period (other than the final purchase date) is less than the fair market value at the beginning of the offering period, each participant in that offering period shall automatically be withdrawn from the offering period after purchasing shares on the purchase date and be re-enrolled in a new 24 month offering period beginning on the first business day following the purchase date.

   If we merge or consolidate with or into another corporation or sell all or substantially all of our assets to another corporation, each right to purchase stock under the employee stock purchase plan will be assumed or an equivalent right substituted by the successor corporation. However, the board of directors will shorten any ongoing offering period so that employees' rights to purchase stock under the employee stock purchase plan are exercised prior to the transaction in the event that the successor corporation refuses to assume each purchase right or to substitute an equivalent right. The board of directors has the power to amend or terminate the employee stock purchase plan and to change or terminate offering periods as long as such action does not adversely affect any outstanding rights to purchase stock thereunder. However, the board of directors may amend or terminate the employee stock purchase plan or an offering period even if it would adversely affect outstanding options in order to avoid incurring adverse accounting charges.

 401(k) Plan

   We have established a tax-qualified employee savings and retirement plan (the "401(k) Plan") for all of our employees who satisfy eligibility requirements, including requirements relating to age and length of service. Pursuant to the 401(k) Plan, employees may elect to reduce their current compensation by up to the lower of 18% or the statutorily prescribed limit and have the amount of such reduction contributed to the 401(k) Plan. The 401(k) Plan permits us to make additional discretionary matching contributions. The 401(k) Plan is intended to qualify under Section 401 of the Internal Revenue Code so that contributions by employees or by us to the 401(k) Plan, and income earned on plan contributions, are not taxable to employees until withdrawn from the 401(k) Plan, and so that our contributions, if any, will be deductible by us when made. Currently, we match 25% of the employee's contribution up to 5% of current compensation.

Medical Advisory Board

   We have assembled a medical advisory board consisting of practicing interventional cardiologists to assist in the review of the Duett sealing device, formulation of appropriate clinical studies and future product developments. In addition to our Medical Director, Dr. Gary Gershony, our medical advisory board is comprised of:

   Dr. Donald Baim, who is Professor of Medicine at Harvard Medical School and Director, Center for Minimally Invasive Therapy, at Brigham and Women's Hospital in Boston, Massachusetts.

   Dr. Stephen Ellis, who is the Director of the Sones Cardiac Catheterization Laboratory at The Cleveland Clinic Foundation in Cleveland, Ohio.

   Dr. Martin Leon, who is the Chief Executive Officer of the Cardiology Research Foundation at Lenox Hill Hospital in New York, New York.

   Dr. Michael Mooney, who is the Director of Interventional Cardiology at the Minneapolis Heart Institute in Minneapolis, Minnesota.

   Prof. Dr. Sigmund Silber, who is an interventional cardiologist at Muller Hospital in Munich, Germany and performed the first clinical study of the Duett sealing device.

   Dr. Arne Tofte, who is an interventional radiologist with The National Hospital of the University of Oslo in Norway.

   Dr. James Wilentz, who is an interventional cardiologist at the Beth Israel Medical Center in New York, New York.

                              CERTAIN TRANSACTIONS

   In December 1998, we issued 1,777,777 shares of Series B preferred stock at $4.50 per share. Of this amount, Stephens Vascular Preferred, LLC, an affiliate of Stephens Inc., purchased 1,221,466 shares. Mr. James Jacoby Jr., one of our directors, is a Managing Director of Stephens Inc. Affiliates of Olympic Venture Partners, a 5% beneficial shareholder, purchased a total of 100,000 shares of Series B preferred stock. Mr. Langeler, one of our directors, is a general partner of Olympic Venture Partners and possesses voting control of the entities noted above. TGI Fund II, LC, an affiliate of Tredegar Investments and a 5% beneficial shareholder, purchased a total of 100,000 shares of Series B preferred stock.

   In connection with the Series B preferred stock purchase agreement, we entered into a put and option agreement with Stephens Vascular Preferred, LLC. Under this agreement, we have the right to sell to Stephens Vascular Preferred, LLC, and Stephens Vascular Options, LLC has the right to purchase from us, up to 600,000 shares of our common stock at $5.00 per share. On June 30, 1999 we exercised our right under this agreement and issued 600,000 shares of common stock to Stephens Vascular Preferred, LLC in exchange for $3,000,000. On December 28, 1999, Stephens Vascular Options, LLC exercised its right under this agreement and purchased 600,000 shares of common stock in exchange for $3,000,000.

   Also in connection with the Series B preferred stock purchase agreement, we granted Stephens Vascular Options, LLC the option to purchase from us up to 285,714 shares of our common stock at $7.00 per share. On December 28, 1999, Stephens Vascular Options, LLC exercised its right under this agreement and purchased 285,714 shares of common stock in exchange for $2,000,000.

   All shares of our preferred stock will convert into shares of common stock upon the closing of our initial public offering. Some of these shares were sold or issued to 5% shareholders and entities affiliated with directors. We sold these shares pursuant to preferred stock purchase agreements on substantially similar terms as were sold to nonaffiliated purchasers. We believe that the shares issued in these transactions were sold at the then fair market value of the shares and that the terms of these transactions were no less favorable than we could have obtained from unaffiliated third parties. The following table summarizes the Series A and Series B preferred stock purchased by 5% shareholders and entities affiliated with our directors and their affiliates:

                                                                Common Stock
                                                                Issuable Upon
                                                                Conversion of
                                                               Preferred Stock
                                                             -------------------
   Shareholder                                               Series A  Series B
   -----------                                               --------- ---------
   Entities affiliated with Olympic Venture Partners........ 1,200,000   100,000
   Stephens Vascular Preferred, LLC.........................       --  1,221,466
   TGI Fund II, LC..........................................   800,000   100,000

   The shares issued to entities affiliated with Olympic Venture Partners consists of 724,000 shares purchased by Olympic Venture Partner IV, L.P.; 512,000 shares purchased by Olympic Venture Partners III, L.P.; 25,053 shares purchased by OVP III Entrepreneurs Fund, L.P. and 38,947 shares purchased by OVP IV Entrepreneurs Fund, L.P.

                             PRINCIPAL SHAREHOLDERS

   The following table provides information concerning beneficial ownership of our common stock as of June 1, 2000 for:

  . each person or group that we know owns more than 5% of our outstanding common stock;

  .  each of our named executive officers;

  .  each of our directors; and

  .  all of our directors and executive officers as a group.

   The following table lists the applicable percentage of beneficial ownership based on 9,055,168 shares of common stock outstanding as of June 1, 2000, as adjusted to reflect the conversion of the outstanding shares of preferred stock upon completion of this offering. The table also lists the applicable percentage of beneficial ownership based on 12,055,168 shares of common stock outstanding upon completion of this offering, assuming no exercise of the underwriters' overallotment option.

   Beneficial ownership is determined in accordance with rules of the Securities and Exchange Commission, and generally includes voting power and/or investment power with respect to the securities held. The fourth column shows separately shares of common stock subject to options currently exercisable or exercisable within 60 days after June 1, 2000 by the directors and named executive officers individually and all directors and executive officers as a group. These shares are included in the first column of the table below. Shares of common stock which may be acquired by exercise of stock options are deemed outstanding for purposes of computing the percentage beneficially owned by the persons holding such options but are not deemed outstanding for purposes of computing the percentage beneficially owned by any other person. Except as otherwise noted, the persons or entities named have sole voting and investment power with respect to all shares shown as beneficially owned by them.

                                                Percentage of Shares
                                    Number of    Beneficially Owned
                                      Shares    --------------------   Shares
                                   Beneficially Before the After the Subject to
                                      Owned      Offering  Offering   Options
                                   ------------ ---------- --------- ----------
Entities affiliated with Stephens
 Inc. (1)........................   2,717,180      30.0%     22.5%     10,000
  James Jacoby, Jr. (1)..........   2,717,180      30.0      22.5      10,000
Entities affiliated with Olympic
 Venture Partners (2)............   1,800,000      19.9      14.9         --
  Gerard Langeler (2)............   1,810,000      20.0      15.0      10,000
TGI Fund II, LC (3)..............     900,000       9.9       7.5         --
Gary Gershony, M.D. (4)..........     767,000       8.5       6.4      10,000
Howard Root......................     322,184       3.5       2.7      42,395
Michael Nagel (5)................     116,300       1.3       1.0      48,300
Charmaine Sutton.................      27,400         *         *      27,400
James Quackenbush................      11,250         *         *      11,250
Steven Brandt....................       2,800         *         *       2,800
All directors and executive
 officers as a group (10
 persons)........................   5,774,114      62.6%     47.3%    162,145

--------
*  Less than 1%
(1) 1,821,466 of the shares are held by Stephens Vascular Preferred, LLC, 885,714 of the shares are held by Stephens Vascular Options, LLC and all of the options are held by Stephens Investment Partners III LLC. The address is 111 Center Street, Suite 2500, Little Rock, AR 72201.

   Mr. Jacoby is a Managing Director of Stephens Inc. and a member of Stephens Vascular Preferred, LLC and Stephens Vascular Options, LLC. Stephens Vascular Preferred, LLC, Stephens Vascular Options, LLC and Stephens Investment Partners III LLC are affiliates of Stephens Inc. and have contributed their shares of our common stock to a voting trust pursuant to which the trustee of the trust has sole voting power. The voting trust is required to vote such shares "for" or "against" proposals submitted to our shareholders in the same proportion as votes cast "for" and "against" those proposals by all other shareholders, excluding abstentions. The voting trust agreement also imposes substantial limitations on the sale or other disposition of the shares subject to the voting trust. The voting trust agreement expires in June 2010 or such earlier time as Stephens Inc. ceases to be a market maker of our common stock. The name and address of the trustee of the voting trust agreement are: James Sommers, 237 Cherokee Road, Charlotte, North Carolina 28207. Mr. Jacoby disclaims beneficial ownership of the shares subject to the voting trust agreement.
(2) Consists of 724,000 shares held by Olympic Venture Partners IV, L.P.; 988,190 shares held by Olympic Venture Partners III, L.P.; 48,863 shares held by OVP III Entrepreneurs Fund, L.P. and 38,947 shares held by OVP IV Entrepreneurs Fund, L.P. The address of all of these entities is 2420 Carillion Point, Kirkland, Washington 98033. Mr. Langeler is a general partner of Olympic Venture Partners and possesses shared voting control of the entities noted above. Mr. Langeler disclaims beneficial ownership of these shares other than his interest in the funds.
(3) An affiliate of Tredegar Investments. The address is 6501 Columbia Center, Seattle, WA 98104.
(4) Dr. Gershony's address is 2495 Xenium Lane North, Minneapolis, Minnesota 55441.
(5) Includes an aggregate of 18,000 shares registered in the name of Mr. Nagels' three minor children's irrevocable trusts.

                          DESCRIPTION OF CAPITAL STOCK

   Our authorized capital stock consists of 40,000,000 shares of capital stock, par value $.01 per share. Unless otherwise designated by our board of directors, all issued shares are deemed common stock with equal rights and preferences.

Common Stock

   As of June 1, 2000, there were 5,277,391 shares of common stock outstanding, held by 158 shareholders of record.

   Holders of our common stock do not have cumulative voting rights and are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders, including the election of directors. Holders of our common stock are entitled to receive ratably such dividends, if any, as may be declared by the board of directors out of funds legally available therefor, subject to the prior rights of any preferred stock then outstanding. See "Dividend Policy."

   Upon a liquidation, dissolution or winding up of Vascular Solutions, the holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to shareholders after the payment of all debts and other liabilities of Vascular Solutions, subject to the prior rights of any preferred stock then outstanding. Holders of our common stock have no preemptive or conversion rights or other subscription rights and there are no redemption or sinking funds provisions applicable to the common stock. All outstanding shares of common stock are, and the common stock outstanding upon completion of this offering will be, fully paid and nonassessable.

Preferred Stock

   Upon the closing of this offering, all of our outstanding shares of preferred stock will convert into 3,777,777 shares of common stock. These shares of preferred stock will no longer be authorized, issued or outstanding after completion of this offering.

   Our board of directors has the authority, without further action by the shareholders, to issue from time to time shares of preferred stock in one or more series and to fix the number of shares, designations and preferences, powers and relative, participating, optional or other special rights and the qualifications or restrictions thereof. The preferences, powers, rights and restrictions of different series of preferred stock may differ with respect to dividend rates, amounts payable on liquidation, voting rights, conversion rights, redemption provisions, sinking fund provisions and purchase funds and other matters.

   The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to holders of common stock or adversely affect the rights and powers, including voting rights, of the holders of common stock. It may have the effect of delaying, deferring or preventing a change in control of Vascular Solutions. We currently do not plan to issue any shares of preferred stock.

Registration Rights

   After this offering, the holders of 3,777,777 shares of common stock will be entitled to rights with respect to the registration of these shares under the Securities Act as follows:

   Demand Registration Rights: At any time after six months from the date of this prospectus, the holders of at least 51% of these shares of common stock can request that we register all or a portion of their shares. Upon such a request, we must, subject to restrictions and limitations, use our best efforts to cause a registration statement covering the number of shares of common stock that are subject to the request to become effective. The holders may only require us to file two registration statements in response to their demand registration rights.

   Piggyback Registration Rights: The holders of these shares can request that we register their shares anytime we are filing a registration statement to register securities for our own account. These registration opportunities are unlimited but the number of shares that can be registered may be cut back in limited situations by the underwriters.

   Form S-3 Registration Rights: The holders of over 20% of these shares can request that we register their shares if we are eligible to file a registration statement on Form S-3. The holders may only require us to file one registration statement on Form S-3 per twelve-month period.

   In addition, the holders of warrants to purchase 168,000 shares of common stock are entitled to rights with respect to the registration of the shares underlying their warrants under the Securities Act. At any time after the closing of our initial public offering, the holders of at least 51% of these warrants can request that we register the shares of common stock underlying these warrants. In addition, the holders of these warrants can request that we register the shares underlying these warrants anytime we are filing a registration statement to register securities for our own account. The registration rights of the warrant holders are subject to restrictions and limitations.

   All of these registration rights terminate when the shares may be sold under Rule 144(k) under the Securities Act.

Warrants and Stock Options

   We currently have outstanding warrants to purchase 268,000 shares of common stock. Of this amount, warrants to purchase 100,000 shares of common stock have an exercise price of $1.50 per share and expire in January and February 2007, warrants to purchase 68,000 shares of common stock have an exercise price of $3.00 per share and expire in December 2007, and warrants to purchase 100,000 shares of common stock have an exercise price of $5.00 per share and expire in June 2004.

Provisions of our Articles and State Law Provisions with Potential Antitakeover Effects

   The existence of authorized but unissued preferred stock, described above, and certain provisions of Minnesota law, described below, could have an anti-takeover effect. These provisions are intended to provide management with flexibility, to enhance the likelihood of continuity and stability in the composition of our board of directors and the policies of our board and to discourage an unsolicited takeover of Vascular Solutions, if our board of directors determines that such a takeover is not in the best interests of Vascular Solutions and our shareholders. However, these provisions could have the effect of discouraging attempts to acquire Vascular Solutions, which could deprive our shareholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

   Section 302A.671 of the Minnesota Business Corporation Act applies, with exceptions, to any acquisition of our voting stock from a person other than us, and other than in connection with certain mergers and exchanges to which we are a party, that results in the beneficial ownership of 20% or more of the voting stock then outstanding. Section 302A.671 requires approval of any such acquisitions by a majority vote of our shareholders before its consummation. In general, shares acquired in the absence of such approval are denied voting rights and are redeemable at their then fair market value by us within 30 days after the acquiring person has failed to give a timely information statement to us or the date the shareholders voted not to grant voting rights to the acquiring person's shares.

   Section 302A.673 of the Minnesota Business Corporation Act generally prohibits any business combination by us, or by any of our subsidiaries, with any shareholder that purchases ten percent or more of our voting shares within four years following that interested shareholder's share acquisition date. The business combination may be permitted if it is approved by a committee of all of the disinterested members of our board of directors before the interested shareholder's share acquisition date.

Listing

   We have applied for quotation of our common stock on the Nasdaq National Market under the symbol "VASC."

Transfer Agent and Registrar

   The transfer agent and registrar for our common stock is Wells Fargo Bank Minnesota, N.A.

                        SHARES ELIGIBLE FOR FUTURE SALE

   Upon the closing of this offering, we will have 12,055,168 shares of common stock outstanding, assuming (1) the conversion of all outstanding shares of our preferred stock into shares of common stock, (2) no exercise of the underwriters' over-allotment option and (3) no exercise of outstanding options or warrants to purchase common stock after June 1, 2000. Of these shares, the 3,000,000 shares of common stock being sold in this offering will be freely tradeable without restriction or further registration under the Securities Act, except for shares held by our "affiliates," as such term is defined in Rule 144 under the Securities Act. These shares may generally only be sold in compliance with the limitations of Rule 144 described below.

   The remaining 9,055,168 shares were issued and sold by us in private transactions, are restricted securities and may be sold in the public market only if registered under the Securities Act or if exempt from registration under Rules 144, 144(k) or 701 under the Securities Act, which rules are summarized below. Subject to the agreements between our shareholders and the underwriters, described below, and the provisions of Rules 144, 144(k) and 701, additional shares will be available for sale in the public market, subject in the case of shares held by affiliates to compliance with volume restrictions, as follows:

  . 302,250 shares will be available for immediate sale in the public market on the date of this prospectus;

  . 87,800 shares will be available for sale beginning 90 days after the date of this prospectus; and

  . 8,665,118 shares will be available for sale upon the expiration of agreements between our shareholders and the underwriters at varying dates beginning 180 days after the date of this prospectus.

   In general, under Rule 144, beginning 90 days after the date of this prospectus, a person or persons whose shares are aggregated, including an affiliate, who has beneficially owned restricted shares for at least one year, is entitled to sell these shares. However, the number of these shares sold within any three-month period may not exceed the greater of 1% of the then outstanding shares of common stock, approximately 120,000 shares immediately after this offering, or the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding the date of such sale. Sales under Rule 144 also are subject to requirements pertaining to the manner and notice of such sales and the availability of current public information concerning Vascular Solutions.

   Under Rule 144(k), a person who is not deemed to have been an affiliate of Vascular Solutions at any time during the 90 days before a sale and who has beneficially owned the shares proposed to be sold for at least two years would be entitled to sell these shares without regard to the requirements described above. To the extent that shares were acquired from an affiliate of Vascular Solutions, the transferee's holding period for the purpose of effecting a sale under Rule 144(k) commences on the date of transfer from the affiliate.

   Rule 701 provides that, beginning 90 days after the date of this prospectus, persons other than affiliates may sell shares of common stock acquired from us in connection with written compensatory benefit plans, such as our stock option and stock award plan, subject only to the manner of sale provisions of Rule
144. Beginning 90 days after the date of this prospectus, affiliates may sell these shares of common stock subject to all provisions of Rule 144 except the one-year minimum holding period.

   Approximately six months after the date of this prospectus, we intend to file a registration statement on Form S-8 under the Securities Act to register all shares of common stock issuable under our stock option and stock award plan. See "Management--Benefit Plans." This Form S-8 registration statement is expected to become effective immediately upon filing and shares covered by that registration statement will then be eligible for sale in the public markets, subject to the Rule 144 limitations applicable to affiliates.

   Prior to this offering there has been no public market for our common stock, and no predictions can be made regarding the effect, if any, that sales of shares in the open market or the availability of shares for sale will have on the market price prevailing from time to time. Nevertheless, sales of substantial amounts of our common stock in the public market could adversely affect the prevailing market price.

   All of our directors and executive officers and substantially all of our shareholders have agreed that they will not, without the prior written consent of Salomon Smith Barney Inc. sell or otherwise dispose of any shares of common stock or options to acquire shares of common stock during the 180-day period following the closing of this offering. See "Underwriting."

   After the closing of this offering, the holders of 3,777,777 shares of our common stock will be entitled to rights with respect to the registration of such shares under the Securities Act. See "Description of Capital Stock-- Registration Rights." Registration of these shares under the Securities Act would result in these shares becoming freely tradeable without restriction under the Securities Act, except for shares purchased by affiliates, immediately upon the effectiveness of registration.

                                  UNDERWRITING

   Subject to the terms and conditions stated in the underwriting agreement dated the date hereof, each underwriter named below has severally agreed to purchase, and we have agreed to sell to such underwriter the number of shares of common stock set forth opposite the name of such underwriter:

                                                                        Number
          Name                                                         of Shares
          ----                                                         ---------
      Salomon Smith Barney Inc........................................
      Stephens Inc....................................................
      William Blair & Company, L.L.C..................................
                                                                       ---------
        Total......................................................... 3,000,000
                                                                       =========

   The underwriting agreement provides that the obligations of the several underwriters to purchase the shares included in this offering are subject to approval of certain legal matters by counsel and to certain other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the over-allotment option described below), if they purchase any of the shares.

   The underwriters, for whom Salomon Smith Barney Inc., Stephens Inc. and William Blair & Company, L.L.C. are acting as representatives, propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares to certain dealers at the public offering price less a concession not in excess of $
per share. The underwriters may allow, and such dealers may reallow, a
concession not in excess of $    per share on sales to certain other dealers.
If all of the shares are not sold at the initial offering price, the representatives may change the public offering price and the other selling terms. The representatives have advised us that the underwriters do not intend to confirm any sales to any accounts over which they exercise discretionary authority.

   We have granted the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 450,000 additional shares of common stock at the public offering price less the underwriting discount. The underwriters may exercise such option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent such option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase a number of additional shares approximately proportionate to such underwriter's initial purchase commitment.

   At our request, the underwriters have reserved up to five percent of the common stock offered by this prospectus for sale to our employees and their friends and family members and to our business associates at the initial public offering price set forth on the cover page of this prospectus. This directed share program will be administered by Salomon Smith Barney Inc. These persons must commit to purchase no later than the close of business on the day following the date of this prospectus. The number of shares available for sale to the general public will be reduced to the extent these persons purchase the reserved shares.

   We, our officers, directors and our existing shareholders, who own an aggregate of 8,665,118 shares of our common stock prior to this offering, have agreed that, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of Salomon Smith Barney Inc., dispose of or hedge any shares of common stock or any securities convertible into or exchangeable for shares of our common stock, except that we may issue shares upon the exercise of options granted prior to the date of this prospectus, and may grant additional options under our share option plan. Salomon Smith Barney Inc. in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

   Prior to this offering, there has been no public market for the common stock. Consequently, the initial public offering price for the shares was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our record of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to us. There can be no assurance, however, that the prices at which the shares will sell in the public market after this offering will not be lower than the price at which they are sold by the underwriters or that an active trading market in the common stock will develop and continue after this offering.

   We have applied to have the common stock included for quotation on the Nasdaq National Market under the symbol "VASC."

   The following table shows the underwriting discounts and commissions to be paid to the underwriters by us in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of common stock.

                                                                  Paid by Us
                                                               -----------------
                                                                  No      Full
                                                               Exercise Exercise
                                                               -------- --------
      Per Share...............................................  $        $
      Total...................................................  $        $

   In connection with the offering, Salomon Smith Barney Inc., on behalf of the underwriters, may purchase and sell shares of common stock in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of common stock in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. "Covered" short sales are sales of shares made in an amount up to the number of shares represented by the underwriters' over-allotment option. Transactions to close out the covered syndicate short position involve either purchases of the common stock in the open market after the distribution has been completed or the exercise of the over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. The underwriters may also make "naked" short sales of shares in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of shares in the open market while the offering is in progress.

   The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Salomon Smith Barney Inc., in covering syndicate short positions or making stabilizing purchases, repurchases shares originally sold by that syndicate member.

   Any of these activities may have the effect of preventing or retarding a decline in the market price of the common stock. They may also cause the price of the common stock to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the Nasdaq National Market or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

   In addition, in connection with this offering, certain of the underwriters (and selling group members) may engage in passive market making transactions in the common stock on the Nasdaq National Market, prior to the completion of the offering. Passive market making consists of displaying bids on the Nasdaq National Market no higher than the bid prices of independent market makers and making purchases at prices no higher than those independent bids and effected in response to order flow. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker's average daily trading volume in the common stock during a specified period and must be discontinued when such limit is reached. Passive market making may cause the price of the common stock to be higher than the price that otherwise would exist in the open market in the absence of such transactions. If passive market making is commenced, it may be discontinued at any time.

   A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. The representatives will allocate shares to underwriters that may make Internet distributions on the same basis as other allocations.

   We estimate that our total expenses for this offering will be $350,000.

   We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect of any of those liabilities.

   The rules of the National Association of Securities Dealers, Inc. (the "NASD") provide that an NASD member may not participate in a public offering of an issuer's securities if more than 10% of the issuer's common stock is beneficially owned by the member participating in the distribution of the offering, unless a "qualified independent underwriter" has been engaged as required by the rules of the NASD. Stephens Inc. beneficially owns more than 10% of our common stock and is participating in the distribution of this offering.

   In view of this ownership, this offering is being conducted in accordance with rule 2720(d)(2) of the NASD conduct rules, and Salomon Smith Barney Inc. is acting as "qualified independent underwriter" within the meaning of these rules. In connection with this offering, Salomon Smith Barney Inc. has participated in the preparation of the registration statement of which this prospectus forms a part. It has exercised its usual standards of "due diligence" during its participation and has recommended the maximum price at which the common stock may be offered.

                                 LEGAL MATTERS

   Dorsey & Whitney LLP, Minneapolis, Minnesota, will pass upon the validity of the issuance of shares of common stock offered by this prospectus for Vascular Solutions. Certain legal matters will be passed on for the underwriters by Katten Muchin Zavis, Chicago, Illinois.

                                    EXPERTS

   Ernst & Young LLP, independent auditors, have audited our financial statements as of December 31, 1998 and 1999 and for each of the years in the three year period ended December 31, 1999, as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

   The matters of law discussed under the headings "Risk Factors--We have been named as the defendant in two patent infringement lawsuits and are likely to face additional intellectual property infringement claims in the future which could prevent us from manufacturing and selling our product or result in our incurring substantial costs and liabilities" and "Business--Patents and Intellectual Property" have been reviewed by Fredrikson & Byron, P.A., and have been included herein in reliance upon the authority of such firm as an expert in such matters.

                      WHERE YOU CAN FIND MORE INFORMATION

   We have filed with the Securities and Exchange Commission a registration statement on Form S-1 with respect to the common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules which are part of the registration statement. For further information on Vascular Solutions and our common stock, you should review the registration statement and exhibits and schedules thereto. You may read and copy any document we file at the Commission's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. Our filings are also available to the public from the Commission's web site at http://www.sec.gov.

   Upon completion of this offering, we will be required to file periodic reports, proxy statements and other information with the Commission. These periodic reports, proxy statements and other information will be available for inspection and copying at the Commission's public reference rooms and the web site of the Commission referred to above.

                            VASCULAR SOLUTIONS, INC.

                         INDEX TO FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----
Report of Independent Auditors............................................. F-2
Balance Sheets............................................................. F-3
Statements of Operations................................................... F-4
Statement of Changes in Shareholders' Equity............................... F-5
Statements of Cash Flows................................................... F-6
Notes to Financial Statements.............................................. F-7

                         Report of Independent Auditors

Board of Directors and Shareholders
Vascular Solutions, Inc.

   We have audited the balance sheets of Vascular Solutions, Inc. as of December 31, 1998 and 1999, and the related statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vascular Solutions, Inc. at December 31, 1998 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

                                          Ernst & Young LLP

Minneapolis, Minnesota
January 12, 2000

                            VASCULAR SOLUTIONS, INC.

                                 BALANCE SHEETS

                                 December 31,                       Pro forma
                           -------------------------   March 31,    March 31,
                              1998          1999         2000         2000
                           -----------  ------------  -----------  -----------
                                                      (unaudited)  (unaudited)
Assets
Current assets:
  Cash and cash
   equivalents............ $ 9,897,053  $ 10,529,191  $ 8,064,673  $ 8,064,673
  Accounts receivable.....     125,000       374,978      602,069      602,069
  Inventories.............     318,811       612,569      854,302      854,302
  Prepaid expenses........      53,174        93,177       95,923       95,923
                           -----------  ------------  -----------  -----------
    Total current assets..  10,394,038    11,609,915    9,616,967    9,616,967
Property and equipment,
 net......................     612,577       684,952      762,725      762,725
                           -----------  ------------  -----------  -----------
    Total assets.......... $11,006,615  $ 12,294,867  $10,379,692  $10,379,692
                           ===========  ============  ===========  ===========
Liabilities and
 Shareholders' Equity
Current liabilities:
  Accounts payable........ $   273,816  $  1,019,715  $   909,116  $   909,116
  Accrued clinical trial
   costs..................     140,705           --           --           --
  Accrued expenses........      46,318       102,954      188,987      188,987
                           -----------  ------------  -----------  -----------
    Total current
     liabilities..........     460,839     1,122,669    1,098,103    1,098,103
Commitments and
 contingencies
Shareholders' equity:
  Series A preferred
   stock, $.01 par value;
   2,000,000 shares
   authorized; 2,000,000
   shares issued and
   outstanding............      20,000        20,000       20,000          --
  Series B preferred
   stock, $.01 par value;
   1,777,777 shares
   authorized; 1,777,777
   shares issued and
   outstanding............      17,778        17,778       17,778          --
  Common stock, $.01 par
   value;
   16,222,223, 16,222,223
   and 36,222,223 shares
   authorized in 1998,
   1999 and 2000,
   respectively,
   40,000,000 pro forma
   shares authorized;
   3,699,617, 5,250,291
   and 5,265,091 shares
   issued and outstanding
   in 1998, 1999 and 2000,
   respectively, 9,042,868
   pro forma shares issued
   and outstanding........      36,996        52,503       52,651       90,429
Additional paid-in
 capital..................  17,264,006    25,828,309   25,850,361   25,850,361
Deferred compensation.....         --        (90,931)     (72,619)     (72,619)
Accumulated deficit.......  (6,793,004)  (14,655,461) (16,586,582) (16,586,582)
                           -----------  ------------  -----------  -----------
  Total shareholders'
   equity.................  10,545,776    11,172,198    9,281,589    9,281,589
                           -----------  ------------  -----------  -----------
    Total liabilities and
     shareholders'
     equity............... $11,006,615  $ 12,294,867  $10,379,692  $10,379,692
                           ===========  ============  ===========  ===========

                            See accompanying notes.

                            VASCULAR SOLUTIONS, INC.

                            STATEMENTS OF OPERATIONS

                                                                   Three Months Ended
                                Year Ended December 31,                 March 31,
                          -------------------------------------  ------------------------
                             1997         1998         1999         1999         2000
                          -----------  -----------  -----------  -----------  -----------
                                                                       (unaudited)
Net sales...............  $       --   $   494,150  $ 1,429,094  $   207,000  $   642,545
Cost of goods sold......          --       442,565    1,065,199      185,944      348,851
                          -----------  -----------  -----------  -----------  -----------
Gross profit............          --        51,585      363,895       21,056      293,694
Operating expenses:
  Research and
   development..........      766,176    2,348,281    3,067,897      713,271      691,723
  Clinical and
   regulatory...........      259,503    1,375,595    1,323,972      579,596      189,904
  Sales and marketing...      273,089    1,075,250    2,301,603      350,065      901,315
  General and
   administrative.......      425,596      667,522    1,903,946      195,077      563,572
                          -----------  -----------  -----------  -----------  -----------
    Total operating
     expenses...........    1,724,364    5,466,648    8,597,418    1,838,009    2,346,514
                          -----------  -----------  -----------  -----------  -----------
    Operating loss......   (1,724,364)  (5,415,063)  (8,233,523)  (1,816,953)  (2,052,820)
Interest income.........       72,546      273,877      371,066      102,874      121,699
                          -----------  -----------  -----------  -----------  -----------
    Net loss............  $(1,651,818) $(5,141,186) $(7,862,457) $(1,714,079) $(1,931,121)
                          ===========  ===========  ===========  ===========  ===========
Basic and diluted net
 loss per share.........  $      (.62) $     (1.40) $     (1.95) $      (.46) $      (.37)
                          ===========  ===========  ===========  ===========  ===========
Shares used in computing
 basic and diluted net
 loss per share.........    2,667,612    3,660,136    4,032,616    3,699,705    5,254,603
                          ===========  ===========  ===========  ===========  ===========
Pro forma net loss per
 share:
  Basic and diluted net
   loss per share.......                            $     (1.01)              $      (.21)
                                                    ===========               ===========
  Shares used in
   computing basic and
   diluted net loss per
   share................                              7,810,393                 9,032,380
                                                    ===========               ===========


                            See accompanying notes.

                           VASCULAR SOLUTIONS, INC.

                 STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

                       Series A          Series B
                    Preferred Stock   Preferred Stock    Common Stock    Additional
                   ----------------- ----------------- -----------------   Paid-in      Deferred    Accumulated
                    Shares   Amount   Shares   Amount   Shares   Amount    Capital    Compensation    Deficit       Total
                   --------- ------- --------- ------- --------- ------- -----------  ------------ -------------  ----------
Balance at
December 31,
1996.............        --  $   --        --  $   --  1,366,250 $13,663 $   (12,297)  $     --    $         --   $    1,366
 Sale of common
 stock at $1.50
 per share in
 January and
 February 1997,
 net of offering
 costs...........        --      --        --      --  1,500,000  15,000   2,064,499         --              --    2,079,499
 Value of options
 granted for
 services........        --      --        --      --        --      --       25,440         --              --       25,440
 Exercise of
 stock options...        --      --        --      --      7,000      70      10,430         --              --       10,500
 Sale of Series A
 preferred stock
 at $2.50 per
 share in
 December 1997,
 net of offering
 costs...........  2,000,000  20,000       --      --        --      --    4,940,954         --              --    4,960,954
 Sale of common
 stock at $3.00
 per share in
 December 1997,
 net of offering
 costs...........        --      --        --      --    680,000   6,800   1,782,774         --              --    1,789,574
 Net loss........        --      --        --      --        --      --          --          --       (1,651,818) (1,651,818)
                   --------- ------- --------- ------- --------- ------- -----------   ---------   -------------  ----------
Balance at
December 31,
1997.............  2,000,000  20,000       --      --  3,553,250  35,533   8,811,800         --       (1,651,818)  7,215,515
 Sale of common
 stock at $3.00
 per share in
 March and April
 1998............        --      --        --      --    126,667   1,266     378,734         --              --      380,000
 Exercise of
 stock options...        --      --        --      --     19,700     197      32,353         --              --       32,550
 Value of options
 granted for
 services........        --      --        --      --        --      --       78,400         --              --       78,400
 Sale of Series B
 preferred stock
 at $4.50 per
 share in
 December 1998,
 net of offering
 costs...........        --      --  1,777,777  17,778       --      --    7,962,719         --              --    7,980,497
 Net loss........        --      --        --      --        --      --          --          --       (5,141,186) (5,141,186)
                   --------- ------- --------- ------- --------- ------- -----------   ---------   -------------  ----------
Balance at
December 31,
1998.............  2,000,000  20,000 1,777,777  17,778 3,699,617  36,996  17,264,006         --       (6,793,004) 10,545,776
 Exercise of
 stock options...        --      --        --      --  1,550,674  15,507   8,144,018         --              --    8,159,525
 Value of options
 granted for
 services........        --      --        --      --        --      --       22,660         --              --       22,660
 Value of warrant
 granted related
 to supply
 agreement.......        --      --        --      --        --      --      257,000         --              --      257,000
 Deferred
 compensation
 related to
 option grants...        --      --        --      --        --      --      140,625    (140,625)            --          --
 Amortization of
 deferred
 compensation....        --      --        --      --        --      --          --       49,694             --       49,694
 Net loss........        --      --        --      --        --      --          --          --       (7,862,457) (7,862,457)
                   --------- ------- --------- ------- --------- ------- -----------   ---------   -------------  ----------
Balance at
December 31,
1999.............  2,000,000  20,000 1,777,777  17,778 5,250,291  52,503  25,828,309     (90,931)    (14,655,461) 11,172,198
 Exercise of
 stock options...        --      --        --      --     14,800     148      22,052         --              --       22,200
 Amortization of
 deferred
 compensation....        --      --        --      --        --      --          --       18,312             --       18,312
 Net loss........        --      --        --      --        --      --          --          --       (1,931,121) (1,931,121)
                   --------- ------- --------- ------- --------- ------- -----------   ---------   -------------  ----------
Balance at March
31, 2000
(unaudited)......  2,000,000 $20,000 1,777,777 $17,778 5,265,091 $52,651 $25,850,361   $ (72,619)  $ (16,586,582) $9,281,589
                   ========= ======= ========= ======= ========= ======= ===========   =========   =============  ==========

                            See accompanying notes.

                            VASCULAR SOLUTIONS, INC.

                            STATEMENTS OF CASH FLOWS

                                                                  Three Months Ended
                               Year Ended December 31,                 March 31,
                         -------------------------------------  ------------------------
                            1997         1998         1999         1999         2000
                         -----------  -----------  -----------  -----------  -----------
                                                                      (unaudited)
Operating activities
 Net loss............... $(1,651,818) $(5,141,186) $(7,862,457) $(1,714,079) $(1,931,121)
 Adjustments to
  reconcile net loss to
  net cash used in
  operating activities:
   Depreciation.........      12,832      154,272      243,318       53,678       80,724
   Value of options
    granted for
    services............      25,440       78,400       22,660       10,020          --
   Value of warrant
    granted related to
    supply agreement....         --           --       257,000          --           --
   Deferred compensation
    expense.............         --           --        49,694          --        18,312
   Changes in operating
    assets and
    liabilities:
    Accounts
     receivable.........         --      (125,000)    (249,978)     (67,000)    (227,091)
    Inventories.........     (59,710)    (259,101)    (293,758)    (114,577)    (241,733)
    Prepaid expenses....     (15,110)     (38,064)     (40,003)     (40,318)      (2,746)
    Accounts payable....     327,583      (53,767)     745,899      (32,647)    (110,599)
    Accrued clinical
     trial costs........         --       140,705     (140,705)         --           --
    Accrued expenses....      15,778       30,540       56,636      (37,319)      86,033
                         -----------  -----------  -----------  -----------  -----------
     Net cash used in
      operating
      activities........  (1,345,005)  (5,213,201)  (7,211,694)  (1,942,242)  (2,328,221)
Investing activities
 Purchase of property
  and equipment.........    (197,758)    (581,923)    (315,693)     (62,338)    (158,497)
                         -----------  -----------  -----------  -----------  -----------
     Net cash used in
      investing
      activities........    (197,758)    (581,923)    (315,693)     (62,338)    (158,497)
Financing activities
Net proceeds from sale
 of common stock........   3,869,073      380,000          --           --           --
Net proceeds from
 exercise of stock
 options................      10,500       32,550    8,159,525        2,520       22,200
Net proceeds from sale
 of preferred stock.....   4,960,954    7,980,497          --           --           --
                         -----------  -----------  -----------  -----------  -----------
     Net cash provided
      by financing
      activities........   8,840,527    8,393,047    8,159,525        2,520       22,200
                         -----------  -----------  -----------  -----------  -----------
     Increase (decrease)
      in cash and cash
      equivalents.......   7,297,764    2,597,923      632,138   (2,002,060)  (2,464,518)
Cash and cash
 equivalents at
 beginning of period....       1,366    7,299,130    9,897,053    9,897,053   10,529,191
                         -----------  -----------  -----------  -----------  -----------
Cash and cash
 equivalents at end of
 period................. $ 7,299,130  $ 9,897,053  $10,529,191  $ 7,894,993  $ 8,064,673
                         ===========  ===========  ===========  ===========  ===========

                            See accompanying notes.

                            VASCULAR SOLUTIONS, INC.

                         NOTES TO FINANCIAL STATEMENTS

1. Description of Business

   Vascular Solutions, Inc. (the "Company") manufactures, markets and sells the Vascular Solutions Duett sealing device, which enables cardiologists and radiologists to rapidly seal the puncture site following catheterization procedures such as angiography, angioplasty and stenting. The Company was incorporated in December 1996 and began operations in February 1997.

2. Summary of Significant Accounting Policies

Use of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

   The Company considers all highly liquid investments with a remaining maturity of three months or less to be cash equivalents. Cash equivalents consist of money market funds and are carried at cost which approximates market.

Inventories

   Inventories are stated at the lower of cost (first-in, first-out method) or market and are comprised of the following at:

                                                 December 31,
                                               -----------------
                                                 1998     1999   March 31, 2000
                                               -------- -------- ---------------
                                                                 (unaudited)
   Raw materials.............................. $273,027 $451,955  $608,144
   Work-in process............................      --   103,285   165,433
   Finished goods.............................   45,784   57,329    80,725
                                               -------- --------  --------
                                               $318,811 $612,569  $854,302
                                               ======== ========  ========

Property and Equipment

   Property and equipment are stated at cost. Depreciation is provided on a straight-line basis over the estimated useful lives of the assets as follows:

      Manufacturing equipment....................... 3 to 5 years
      Office and computer equipment................. 3 years
      Furniture and fixtures........................ 2 to 5 years
      Leasehold improvements........................ Remaining term of the lease
      Research and development equipment............ 3 to 5 years

Impairment of Long-Lived Assets

   The Company will record impairment losses on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. The amount of impairment loss recorded will be measured as the amount by which the carrying value of the assets exceeds the fair value of the assets.

                            VASCULAR SOLUTIONS, INC.

Pro Forma Shareholders' Equity

   Upon the closing of the Company's planned initial public offering, all outstanding shares of Series A and B preferred stock will automatically convert into 3,777,777 shares of common stock. The pro forma effects of these transactions are unaudited and have been reflected in the accompanying pro forma balance sheet at March 31, 2000.

Revenue Recognition

   The Company generally sells its products to international distributors which subsequently resell the products to hospitals and clinics. The Company has agreements with each of its distributors which provide that title and risk of loss pass to the distributor upon shipment of the products to the distributor. The Company warrants that its products are free from manufacturing defects at the time of shipment to the distributor. Revenue is recognized upon shipment of products to distributors following the receipt and acceptance of a distributor's purchase order. Allowances are provided for estimated warranty costs at the time of shipment. To date, warranty costs have been insignificant.

Research and Development Costs

   All research and development costs are charged to operations as incurred.

Stock-Based Compensation

   The Company follows Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25"), and related interpretations in accounting for its stock options. Under APB 25, when the exercise price of stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

   The Company determines the fair value of stock options granted to non-employees for services using the Black-Scholes valuation method. The fair value of the stock options granted is expensed over the time period the services are rendered.

Income Taxes

   Income taxes are accounted for under the liability method. Deferred income taxes are provided for temporary differences between the financial reporting and the tax bases of assets and liabilities.

Concentrations of Credit Risk

   Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivables. The Company maintains its accounts for cash and cash equivalents principally at one major bank in the United States. The Company has a formal written investment policy that restricts the placement of investments to issuers evaluated as creditworthy. The Company has not experienced any losses on its deposits of its cash and cash equivalents.

   With respect to accounts receivable, the Company performs credit evaluations of its customers and does not require collateral. Four customers accounted for 100% of total accounts receivable as of

                            VASCULAR SOLUTIONS, INC.

December 31, 1998. Two customers accounted for 51% of total accounts receivable as of December 31, 1999. Three customers accounted for 69% of total accounts receivable as of March 31, 2000 (unaudited).

Net Loss Per Share

   Under Financial Accounting Standards Board Statement No. 128, Earnings per Share, basic earnings per share is based on the weighted average shares of common stock outstanding during the period. Diluted earnings per share includes any dilutive effects of options, warrants and convertible securities. Diluted loss per share as presented is the same as basic loss per share as the effect of outstanding options, warrants and convertible securities is antidilutive.

Pro Forma Net Loss Per Share

   Pro forma net loss per share for the year ended December 31, 1999 and the three months ended March 31, 2000 is computed using the weighted average number of common shares outstanding, including the pro forma effects of the automatic conversion of the Company's Series A and B preferred stock into shares of the Company's common stock as if such conversion occurred on January 1, 1999, or at the date of original issuance, if later. The resulting pro forma adjustment includes an increase in the weighted average shares used to compute basic and diluted net loss per share of approximately 3,777,777 shares for the year ended December 31, 1999 and for the three months ended March 31, 2000. The pro forma effects of these transactions are unaudited.

Interim Financial Statements

   The interim financial statements for the three months ended March 31, 1999 and 2000, are unaudited and have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles. In the opinion of the Company's management, the unaudited interim financial statements contain all adjustments, consisting of normal recurring adjustments, considered necessary for a fair presentation. The results of operations for the interim periods are not necessarily indicative of the results of the entire year.

Reclassifications

   Certain prior years' balances were reclassified to conform to the current year presentation.

                            VASCULAR SOLUTIONS, INC.

3. Property and Equipment

   Property and equipment consisted of the following:

                                                              December 31,
                                                          ---------------------
                                                            1998        1999
                                                          ---------  ----------
   Property and equipment:
     Manufacturing equipment............................. $ 393,565  $  520,167
     Office and computer equipment.......................   175,584     335,449
     Furniture and fixtures..............................    85,623      98,022
     Leasehold improvements..............................    67,234      84,143
     Research and development equipment..................    57,675      57,593
                                                          ---------  ----------
                                                            779,681   1,095,374
   Less accumulated depreciation.........................  (167,104)   (410,422)
                                                          ---------  ----------
   Net property and equipment............................ $ 612,577  $  684,952
                                                          =========  ==========


4. Leases

   The Company leases a 24,000 square foot office and manufacturing facility under an operating lease agreement, which expires in March 2003. The Company may terminate the lease agreement at any time after March 2001 with a six-month written notice to the lessor. Prior to February 1998, the Company leased a 5,500 square foot facility under a noncancelable operating lease which expired in December 1998. The Company was required to make rental payments on its previous facility until December 1998. The Company subleased this facility to another entity from June 1998 through December 1998. Rent expense related to the operating leases was approximately $36,600, $152,300 and $167,900 for the years ended December 31, 1997, 1998 and 1999, respectively. Rent expense for the year ended December 31, 1998 has been reduced by approximately $32,000 for rental income received under the sublease of the previous facility.

   Future minimum lease commitments under the existing operating lease as of December 31, 1999 are as follows:

      2000............................................................. $148,000
      2001.............................................................  150,900
      2002.............................................................  151,700
      2003.............................................................   37,900
                                                                        --------
                                                                        $488,500
                                                                        ========

5. Income Taxes

   At December 31, 1999, the Company had net operating loss carryforwards of $12,643,000 for federal income tax purposes that are available to offset future taxable income and begin to expire in the year 2013. At December 31, 1999, the Company also had federal and Minnesota research and development tax credit carryforwards of $332,500 which begin to expire in the year 2013. No benefit has been recorded for such carryforwards, and utilization in future years may be limited under Sections 382 and 383 of the Internal Revenue Code if significant ownership changes have occurred.

                            VASCULAR SOLUTIONS, INC.

   The components of the Company's deferred tax assets and liabilities are as follows:

                                                            December 31,
                                                       ------------------------
                                                          1998         1999
                                                       -----------  -----------
   Deferred tax assets:
     Net operating loss carryforwards................. $ 2,245,800  $ 5,057,200
     Tax credit carryforwards.........................     306,300      332,500
     Depreciation and amortization....................     328,700      382,000
     Accrued compensation.............................      52,800      180,000
                                                       -----------  -----------
                                                         2,933,600    5,951,700
     Less valuation allowances........................  (2,933,600)  (5,951,700)
                                                       -----------  -----------
     Net deferred taxes............................... $       --   $       --
                                                       ===========  ===========

   Reconciliation of the statutory federal income tax rate to the Company's effective tax rate is as follows:

                                                            1997   1998   1999
                                                            -----  -----  -----
   Tax at statutory rate...................................  34.0%  34.0%  34.0%
   State income taxes......................................   6.0    6.0    6.0
   Impact of net operating loss carryforward............... (40.0) (40.0) (40.0)
                                                            -----  -----  -----
   Effective income tax rate...............................   -- %   -- %   -- %
                                                            =====  =====  =====

6. Capital Stock

   In January and February 1997, the Company issued 1,500,000 shares of common stock at $1.50 per share, from which the Company received net proceeds of $2,079,499. In connection with the sale of common stock, the Company granted warrants to the placement agent to purchase a total of 100,000 shares of common stock at an exercise price of $1.50 per share. The warrants expire in January and February 2007.

   In December 1997, the Company issued 2,000,000 shares of Series A preferred stock at $2.50 per share, from which the Company received net proceeds of $4,960,954. The Series A preferred stock has certain voting and registration rights, has preference over common stock upon liquidation and automatically converts to common stock upon the closing of an initial public offering. The holders of Series A preferred stock are also entitled to receive dividends prior and in preference to the common stock at the rate of $.20 per share per annum when, as and if declared by the Board of Directors. Such dividends shall not be cumulative.

   In December 1997, the Company issued 680,000 shares of common stock at $3.00 per share, from which the Company received net proceeds of $1,789,574. In connection with the sale of common stock, the Company granted warrants to the placement agent to purchase a total of 68,000 shares of common stock at an exercise price of $3.00 per share. The warrants expire in December 2007.

   In December 1998, the Company issued 1,777,777 shares of Series B preferred stock at $4.50 per share, from which the Company received net proceeds of $7,980,497. The Series B preferred stock has certain voting and registration rights, and has preference over common stock

                            VASCULAR SOLUTIONS, INC.

upon liquidation. The holders of Series B preferred stock are also entitled to receive dividends prior and in preference to the Series A preferred stock and the common stock at the rate of $.36 per share per annum when, as and if declared by the Board of Directors. Such dividends shall be cumulative.

   In connection with the Series B preferred stock Purchase Agreement, the Company entered into a Put and Option Agreement (the "Agreement") with one of the Series B investors (the "Investor"). The Agreement provided the Company with the right to sell, and the Investor the obligation to purchase, up to $3,000,000 of common stock at $5.00 or $6.00 per share based on the Company attaining certain milestones. The Company exercised its right and sold 600,000 shares of common stock to the Investor at $5.00 per share on June 30, 1999. In addition, the Agreement provided the Investor with the right to buy, and the Company the obligation to sell, up to $3,000,000 common stock at $5.00 or $6.00 per share based on the Company attaining certain milestones. The Investor exercised its right and purchased 600,000 shares of common stock from the Company at $5.00 per share on December 28, 1999.

   Furthermore, the Agreement provided an affiliate of the Investor with the right to buy, and the Company with the obligation to sell, up to $2,000,000 of common stock at $7.00 or $8.00 per share based on the Company attaining certain milestones. The affiliate of the Investor exercised its right and purchased 285,714 shares of common stock from the Company at $7.00 per share on December 28, 1999.

   On June 10, 1999, the Company issued a warrant to purchase 100,000 shares of common stock at $5.00 per share to a supplier in connection with entering into a five year supply agreement. The warrant is exercisable at any time and expires on June 10, 2004. Using the Black-Scholes valuation model, the Company determined a fair value of $257,000 for the warrant and expensed this amount during the year ended December 31, 1999. The amount was classified as research and development expense because it related to product development activities.

   On December 31, 1999, the Company had 168,000 warrants outstanding at a weighted average exercise price of $2.11 per share.

7. Stock Options

 Stock Option Plan

   The Company has a stock option and stock award plan (the "Stock Option Plan") which provides for the granting of incentive stock options to employees and nonqualified stock options to employees, directors and consultants. As of December 31, 1999, the Company reserved 1,400,000 shares of common stock under the Stock Option Plan. Under the Stock Option Plan, incentive stock options must be granted at an exercise price not less than the fair market value of the Company's common stock on the grant date. The exercise price of a non-qualified option granted under the Stock Option Plan must not be less than 50% of the fair market value of the Company's common stock on the grant date. The Board of Directors determined the fair value of the common shares underlying options by assessing the business progress of the Company as well as the market conditions for medical device companies and other external factors. The options expire on the date determined by the Board of Directors but may not extend more than ten years from the grant date. The Stock Option Plan also permits the granting of stock appreciation rights; restricted stock and

                            VASCULAR SOLUTIONS, INC.

other stock based awards. The incentive stock options generally become exercisable over a four-year period and the non-qualified stock options generally become exercisable over a two-year period. Unexercised options are canceled upon termination of employment and become available under the Plan.

   Option activity is summarized as follows:

                                               Plan Options Outstanding
                                       -----------------------------------------
                                                                        Weighted
                                                                        Average
                                                                        Exercise
                             Shares                                      Price
                            Available               Non-     Price Per    Per
                            for Grant  Incentive  Qualified    Share     Share
                            ---------  ---------  --------- ----------- --------
   Balance at December 31,
    1996...................      --         --         --   $       --   $ --
    Shares reserved........  500,000        --         --           --     --
    Granted................ (456,011)   371,211     84,800   1.50- 2.00   1.71
    Exercised..............      --      (7,000)       --          1.50   1.50
    Canceled...............   47,600    (47,600)       --          1.50   1.50
                            --------   --------    -------
   Balance at December 31,
    1997...................   91,589    316,611     84,800   1.50- 2.00   1.74
    Shares reserved........  400,000        --         --           --     --
    Granted................ (259,500)   217,000     42,500   3.00- 3.25   3.01
    Exercised..............      --     (19,700)       --    1.50- 2.00   1.65
    Canceled...............  108,080   (108,080)       --    1.50- 3.00   1.84
                            --------   --------    -------
   Balance at December 31,
    1998...................  340,169    405,831    127,300   1.50- 3.25   2.34
    Shares reserved........  500,000        --         --           --     --
    Granted................ (587,000)   573,000     14,000   3.25- 6.00   5.08
    Exercised..............      --     (61,960)    (3,000)  2.00- 3.25   2.46
    Canceled...............  121,560   (121,560)       --    2.00- 3.25   2.75
                            --------   --------    -------
   Balance at December 31,
    1999...................  374,729    795,311    138,300  $1.50-$6.00  $4.00
                            ========   ========    =======

   The following table summarizes information about stock options outstanding at December 31, 1999:

                                Options Outstanding              Options Exercisable
                        ----------------------------------- -----------------------------
                                        Weighted
                                         Average   Weighted
                            Number      Remaining  Average      Number        Weighted
         Range of        Outstanding   Contractual Exercise Exercisable as    Average
      Exercise Prices   as of 12/31/99    Life      Price    of 12/31/99   Exercise Price
      ---------------   -------------- ----------- -------- -------------- --------------
      $1.50-
       $2.00               206,931     7.44 years   $1.65      140,775         $1.62
      $3.00-
       $3.25               328,180     8.92 years   $3.14       85,440         $3.04
      $5.00-
       $6.00               398,500     9.91 years   $5.94       12,480         $5.04
                           -------                             -------
      $1.50-
       $6.00               933,611     9.01 years   $4.00      238,695         $2.31
                           =======                             =======

 Stock-Based Compensation

   The Company accounts for stock options under APB 25, under which no compensation cost has been recognized. Had compensation cost for these options been determined consistent with Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, the net loss

                            VASCULAR SOLUTIONS, INC.

and net loss per common share would have been increased to the following pro forma amounts for the years ended December 31, 1997 and 1998 and 1999:

                                              Year Ended December 31,
                                        -------------------------------------
                                           1997         1998         1999
                                        -----------  -----------  -----------
   Net loss:
    As reported........................ $(1,651,818) $(5,141,186) $(7,862,457)
    Pro forma..........................  (1,696,141)  (5,306,547)  (8,169,981)
   Basic and diluted net loss per
    share:
    As reported........................ $      (.62) $     (1.40) $     (1.95)
    Pro forma..........................        (.64)       (1.45)       (2.03)

   For purposes of calculating the above required disclosure, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model. The fair value of the Company's stock options was estimated assuming no expected dividends and the following weighted average assumptions:

                                                               1997  1998  1999
                                                               ----  ----  ----
     Expected life (years)....................................  7.0   7.0   7.0
     Expected volatility......................................  .70   .62   .67
     Risk-free interest rate.................................. 5.02% 4.78% 4.90%

   The weighted average fair value of options granted with an exercise price equal to the deemed stock price on the date of grant during 1997, 1998 and 1999 was $1.21, $1.97 and $3.82 per share.

   For the years ended December 31, 1997, 1998 and 1999, the Company recorded compensation expense of $25,440, $78,400 and $22,660 in connection with non-qualified stock options granted to board of directors' members, medical advisory board members and outside consultants.

 Deferred Compensation

   During 1999, the Company recorded $140,625 of deferred compensation for certain stock options granted for the excess of the deemed value for accounting purposes of common stock issuable upon exercise of such options over the aggregate exercise price of such options. The weighted average fair value of these options was $2.74. Deferred compensation recorded is amortized ratably over the period that the options vest and is adjusted for options which have been canceled. Deferred compensation expense was $49,694 for the year ended December 31, 1999.

8. Employee Retirement Savings Plan

   In February 1998, the Company implemented an employee retirement savings plan (the "401(k) Plan") which qualifies under Section 401(k) of the Internal Revenue Code. The 401(k) Plan provides eligible employees with an opportunity to make tax-deferred contributions into a long-term investment and savings program. All employees over the age of 21 are eligible to participate in the 401(k) Plan beginning with the first quarterly open enrollment date following start of employment. The 401(k) Plan allows eligible employees to contribute up to 18% of their annual compensation with the Company contributing an amount equal to 25% of the first 5% contributed to the 401(k)

                            VASCULAR SOLUTIONS, INC.

Plan. No employer contributions were made for the year ended December 31, 1998. The Company recorded an expense of $21,573 for contributions to the 401(k) Plan for the year ended December 31, 1999.

9. Concentrations of Credit and Other Risks

   The Company operates in a single industry segment and sells its product to distributors who, in turn, sell to medical clinics. The Company sells its product in foreign countries through independent distributors denominated in United States dollars. Loss, termination or ineffectiveness of distributors to effectively promote the Company's product could have a material adverse effect on the Company's financial condition and results of operations.

   Sales to significant customers as a percentage of total revenues are as follows for the years ended December 31, 1998 and 1999:

                                                                     1998  1999
                                                                     ----  ----
      German distributor............................................ 65.0% 28.8%
      Norwegian distributor.........................................  9.1% 19.7%
      Italian distributor...........................................  4.0% 11.8%
      Austrian distributor.......................................... 15.8%  5.8%

   The Company performs ongoing credit evaluations of its customers but does not require collateral. There have been no material losses on customer receivables.

10. Dependence on Key Suppliers

   The Company purchases certain key components from single source suppliers. Any significant component delay or interruption could require the Company to qualify new sources of supply, if available, and could have a material adverse effect on the Company's financial condition and results of operations.

11. Commitments and Contingencies

   In July 1999, the Company was named as a defendant in a patent infringement lawsuit brought by a competitor. The complaint requested a judgment that the Company's device infringes and, following FDA approval will infringe, a United States patent held by the competitor and asks for relief in the form of an injunction that would prevent the Company from selling its product in the United States as well as an award of attorney's fees, costs and disbursements. On August 12, 1999, the Company filed its answer to this lawsuit and brought a counterclaim alleging unfair competition and tortious interference against Datascope. On August 20, 1999, the Company moved for summary judgment to dismiss Datascope's claims. On March 15, 2000, the court granted summary judgment dismissing all of Datascope's claims, subject to the right of Datascope to recommence the litigation after our receipt of FDA approval of our Duett sealing device. On July 12, 2000, after the Company received FDA approval, Datascope recommenced this litigation, alleging that the Duett sealing device infringes a United States patent held by Datascope and requesting relief in the form of an injunction that would prevent the Company from selling its product in the United States, damages caused by the

                            VASCULAR SOLUTIONS, INC.

alleged infringement, and other costs, disbursements and attorneys' fees. The Company believes the allegations included in the complaint are without merit, and it intends to defend the lawsuit vigorously. It is not possible to predict the timing or outcome of the Datascope litigation, including whether the Company will be prohibited from selling the Duett sealing device in the United States or internationally, or to estimate the amount or range of potential loss, if any.

   On September 22, 1999, the Company received a letter from the Daig division of St. Jude Medical, Inc. claiming that the manufacture, use, marketing and sale of our Duett sealing device infringes upon certain United States patents licensed by Daig. The letter referenced a prior letter dated August 18, 1998 from the Company to the prior licensee of those patents in which the Company made a proposal intended to avoid the anticipated litigation over those patents. The proposed license was rejected. On July 3, 2000, the Company was named as the defendant in a patent infringement lawsuit brought by St. Jude Medical and Daig in the United States District Court for the District of Minnesota. The complaint requests a judgment that the Company's Duett sealing device infringes a series of four patents held by St. Jude Medical and asks for relief in the form of an injunction that would prevent the Company from selling its product in the United States, damages caused by the manufacture and sale of the Company's product, and other costs, disbursements and attorneys' fees. The Company believes the allegations included in the complaint are without merit, and it intends to defend the lawsuit vigorously. It is not possible to predict the timing or outcome of the St. Jude Medical litigation, including whether the Company will be prohibited from selling the Duett sealing device in the United States or internationally, or to estimate the amount or range of potential loss, if any.

                               INSIDE BACK COVER

                          [Duett sealing device logo]

Vascular Solutions Duett(TM) utilizes a dual approach. . .

Duett Catheter: A one-size-fits-all balloon catheter that creates a temporary seal.

[Picture of Duett catheter]

Duett Procoagulant: A flowable mixture of thrombin, collagen and diluent that creates a complete seal of the puncture site and tissue tract.

[Picture of collagen syringe, thrombin vial and diluent vial]

 . . . to seal the puncture left by catheterizations.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                3,000,000 Shares

                            Vascular Solutions, Inc.

                                  Common Stock


                           [Vascular Solutions Logo]

                                   --------

                                   PROSPECTUS

                                       , 2000

                                   --------

                              Salomon Smith Barney

                                 Stephens Inc.

                            William Blair & Company

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

   Except as set forth below, the following fees and expenses will be paid by Vascular Solutions, Inc. (the "Company") in connection with the issuance and distribution of the securities registered hereby and do not include underwriting commissions and discounts. All such expenses, except for the SEC registration, NASD filing and Nasdaq listing fees, are estimated.

   SEC registration fee............................................... $ 13,662
   NASD filing fee.................................................... $  5,675
   Nasdaq National Market listing fee................................. $ 84,875
   Legal fees and expenses............................................ $100,000
   Accounting fees and expenses....................................... $ 50,000
   Transfer Agent's and Registrar's fees.............................. $  3,500
   Printing and engraving expenses.................................... $ 60,000
   Miscellaneous...................................................... $ 32,288
                                                                       --------
     Total............................................................ $350,000
                                                                       ========

Item 14. Indemnification of Directors and Officers

   Section 302A.521 of the Minnesota Statutes provides that a corporation shall indemnify any person made or threatened to be made a party to a proceeding by reason of the former or present official capacity of such person against judgments, penalties, fines (including, without limitation, excise taxes assessed against such person with respect to any employee benefit plan), settlements and reasonable expenses, including attorneys' fees and disbursements, incurred by such person in connection with the proceeding, if, with respect to the acts or omissions of such person complained of in the proceeding, such person (1) has not been indemnified therefor by another organization or employee benefit plan for the same judgments, penalties or fines; (2) acted in good faith; (3) received no improper personal benefit and
Section 302A.255 (with respect to director conflicts of interest), if applicable, has been satisfied; (4) in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful; and (5) in the case of acts or omissions in such person's official capacity for the corporation, reasonably believed that the conduct was in the best interests of the corporation, or in the case of acts or omissions in such person's official capacity for other affiliated organizations, reasonably believed that the conduct was not opposed to the best interests of the corporation. Section 302A.521 also requires payment by a corporation, upon written request, of reasonable expenses in advance of final disposition of the proceeding in certain instances. A decision as to required indemnification is made by a disinterested majority of the Board of Directors present at a meeting at which a disinterested quorum is present, or by a designated committee of the Board, by special legal counsel, by the shareholders or by a court.

   Provisions regarding indemnification of officers and directors of Vascular Solutions to the extent permitted by Section 302A.521 are contained in Vascular Solutions' bylaws.

Item 15. Recent Sales of Unregistered Securities

   Since December 20, 1996 (inception), the Company has issued and sold the following securities that were not registered under the Securities Act:

   1. On December 20, 1996, the Company sold 1,366,250 shares of common stock at $.001 per share to the founders of the Company. The Company received proceeds of $1,366 from the sale of common stock.

   2. At various times during the period from December 20, 1996 through August 31, 1999, the Company has granted stock options to 85 individuals, including 69 employees, 9 consultants, 2 directors and 5 other individuals providing services to the Company under its stock option plan covering an aggregate of 928,511 shares of the Company's common stock, at exercise prices ranging from $1.50 to $5.00 per share. At various times during the period from July 1997 through August 31, 1999, a total of 48,660 shares of common stock were issued by the Company upon the exercise of stock options under its stock option plan.

   3. In January and February 1997, the Company sold 1,000,000 shares of common stock at $1.50 per share, from which the Company received net proceeds of approximately $1,329,000, to 56 individuals. In connection with this sale of common stock, the Company granted warrants to the placement agent to purchase a total of 100,000 shares of common stock at an exercise price of $1.50 per share. The warrants expire in January and February 2007.

   4. In February 1997, the Company sold 500,000 shares of common stock to two entities affiliated with Olympic Venture Partners at $1.50 per share. Mr. Gerard Langeler, a director of Vascular Solutions, is a general partner of Olympic Venture Partners.

   5. In December 1997, the Company sold 2,000,000 shares of Series A preferred stock at $2.50 per share to entities affiliated with Tredegar Investments and Olympic Venture Partners.

   6. In December 1997, the Company sold 680,000 shares of common stock at $3.00 per share, from which the Company received net proceeds of approximately $1,790,000, to 59 individuals. In connection with this sale of common stock, the Company granted warrants to the placement agent to purchase a total of 68,000 shares of common stock at an exercise price of $3.00 per share. The warrants expire in December 2007.

   7. Between March and April 1998, the Company sold a total of 126,667 shares of common stock at $3.00 per share to a total of three individuals who are unaffiliated with the Company.

   8. In December 1998, the Company sold 1,777,777 shares of Series B preferred stock at $4.50 per share to 18 entities and individuals, including 1,221,466 shares to an entity affiliated with Stephens Inc., 100,000 shares to an entity affiliated with Tredegar Investments, and 100,000 shares to entities affiliated with Olympic Venture Partners. In connection with the Series B preferred stock purchase agreement, the Company entered into a put and option agreement with Stephens Vascular Preferred, LLC and Stephens Vascular Options, LLC giving the Company the right to sell to Stephens Vascular Preferred up to $3,000,000 of common stock at $5.00 or $6.00 per share based on the Company attaining certain milestones. On June 30, 1999, we exercised our right and issued 600,000 shares of common stock to Stephens Vascular Preferred in exchange for $3,000,000. On December 28, 1999, Stephens Vascular Options exercised its right and purchased from the Company

$3,000,000 of common stock at $5.00 per share. In addition, the put and option agreement provided Stephens Vascular Options the right to purchase up to $2,000,000 of common stock at $7.00 per share. This option was exercised in full by Stephens Vascular Options on December 28, 1999.

   9. In June 1999, the Company issued a warrant to purchase 100,000 shares of common stock at $5.00 per share to Jones Pharma, Incorporated, who is a supplier of thrombin for the Company's Duett sealing device.

   The sale and issuance of securities described above were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act or Regulation D promulgated thereunder as transactions by an issuer not involving a public offering, where the purchasers represented their intention to acquire securities for investment purposes only and not with a view to or for sale in connection with any distribution thereof, and received or had access to adequate information about Vascular Solutions, or Rule 701 promulgated thereunder in that they were offered and sold either pursuant to written compensatory benefit plans or pursuant to a written contract relating to compensation.

Item 16. Exhibits and Financial Statement Schedules

   (a) Exhibits

 Number                               Description
 ------                               -----------
 1.1*    Form of Underwriting Agreement
 3.1*    Articles of Incorporation of the Company
 3.2*    Bylaws of the Company, as currently in effect
 3.3*    Amendment to the Company's Articles of Incorporation
 4.1*    Specimen of Common Stock certificate
 4.2*    Form of warrant dated January 31 and February 14, 1997 issued to representatives of Miller, Johnson & Kuehn, Incorporated
 4.3*    Form of warrant dated December 29, 1997 issued to representatives of
         Miller, Johnson & Kuehn, Incorporated
 4.4*    Amended and Restated Investors' Rights Agreement dated December 9,
         1998, by and between the Company and the purchasers of Series A and
         Series B preferred stock
 4.5*    Amended and Restated Right of First Refusal and Co-Sale Agreement
         dated December 9, 1998
 4.6*    Put & Option Agreement dated December 9, 1998 by and among the
         Company, Stephens Vascular Preferred, LLC and Stephens Vascular
         Options, LLC
 4.7*    Stock Purchase Warrant dated June 10, 1999 by and between the Company and Jones Pharma, Incorporated
 5.1*    Opinion of Dorsey & Whitney LLP
 10.1*   Vascular Solutions, Inc. Amended Stock Option and Stock Award Plan
 10.2*   Lease Agreement dated February 11, 1998 by and between Massachusetts
         Mutual Life Insurance Company as Landlord and the Company as Tenant.
 10.3*   First Lease Amendment dated June 9, 1999 by and between Duke Realty
         Limited Partnership as Landlord and the Company as Tenant
 10.4*   Bill of Sale and Assignment dated January 31, 1997 by and between the
         Company and Dr. Gary Gershony
 10.5*   Mutual and General Release dated November 9, 1998 by and between the
         Company, Dr. Gary Gershony and B. Braun Medical, Inc.

 Number                              Description
 ------                              -----------
 10.6*   Clinical Trial Services Agreement dated July 1, 1998 by and between the Company and The Cardiovascular Data Analysis Center of the Beth
         Israel Medical Group
 10.7*   Economics Substudy Contract dated September 1998 by and between the
         Company and Emory University
 10.8*   Purchase and Sale Agreement dated September 17, 1998 by and between the Company and Davol Inc.**
 10.9*   Purchase Agreement dated June 10, 1999 by and between GenTrac, Inc.
         and the Company**
 10.10*  Consulting Agreement dated June 10, 1999, between the Company and
         Gary Gershony, M.D.
 10.11*  Form of Employment Agreement by and between the Company and each of its executive officers
 10.12*  Form of Distribution Agreement
 10.13*  Vascular Solutions, Inc. Employee Stock Purchase Plan
 23.1    Consent of Ernst & Young LLP
 23.2*   Consent of Dorsey & Whitney LLP (included in Exhibit No. 5.1 to the
         Registration Statement)
 23.3*   Consent of Fredrikson & Byron, P.A.
 24.1*   Powers of Attorney
 27.1*   Financial Data Schedule

--------
*  Previously filed.
** Confidential information has been omitted from this exhibit and filed separately with the Securities and Exchange Commission accompanied by a confidential treatment request pursuant to Rule 406 under the Securities Act of 1933, as amended.

   (b) Financial Statement Schedules

   Not applicable.

Item 17. Undertakings

   The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

   The undersigned registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
  (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 9 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Minneapolis, State of Minnesota, on July 17, 2000.

                                          Vascular Solutions, Inc.

                                                      /s/ Howard Root
                                          By: _________________________________
                                                        Howard Root
                                                  Chief Executive Officer

   Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 9 to the Registration Statement on Form S-1 has been signed by the following persons in the capacities indicated on July 17, 2000.

              Signature                          Title
              ---------                          -----
           /s/ Howard Root             Chief Executive Officer
______________________________________  and Director (principal
             Howard Root                executive officer)

          /s/ Jerry Johnson            Chief Financial Officer
______________________________________  (principal financial
            Jerry Johnson               officer and principal
                                        accounting officer)

                  *                    Director
______________________________________
            Gary Gershony

                  *                    Director
______________________________________
           Gerard Langeler

                  *                    Director
______________________________________
            Steven Brandt

                  *                    Director
______________________________________
          James Jacoby, Jr.

            /s/ Howard Root
*By: ____________________________
              Howard Root
           Attorney-in-Fact

                                 EXHIBIT INDEX

 Number                               Description
 ------                               -----------
  1.1*  Form of Underwriting Agreement
  3.1*  Articles of Incorporation of the Company
  3.2*  Bylaws of the Company, as currently in effect
  3.3*  Amendment to the Company's Articles of Incorporation
  4.1*  Specimen of Common Stock certificate
  4.2*  Form of warrant dated January 31 and February 14, 1997 issued to representatives of Miller, Johnson & Kuehn, Incorporated
  4.3*  Form of warrant dated December 29, 1997 issued to representatives of
        Miller, Johnson & Kuehn, Incorporated
  4.4*  Amended and Restated Investors' Rights Agreement dated December 9,
        1998, by and between the Company and the purchasers of Series A and
        Series B preferred stock
  4.5*  Amended and Restated Right of First Refusal and Co-Sale Agreement dated
        December 9, 1998
  4.6*  Put & Option Agreement dated December 9, 1998 by and among the Company,
        Stephens Vascular Preferred, LLC and Stephens, Vascular Options, LLC
  4.7*  Stock Purchase Warrant dated June 10, 1999 by and between the Company and Jones Pharma, Incorporated
  5.1*  Opinion of Dorsey & Whitney LLP
 10.1*  Vascular Solutions, Inc. Amended Stock Option and Stock Award Plan
 10.2*  Lease Agreement dated February 11, 1998 by and between Massachusetts
        Mutual Life Insurance Company as Landlord and the Company as Tenant
 10.3*  First Lease Amendment dated June 9, 1999 by and between Duke Realty
        Limited Partnership as Landlord and the Company as Tenant
 10.4*  Bill of Sale and Assignment dated January 31, 1997 by and between the
        Company and Dr. Gary Gershony
 10.5*  Mutual and General Release dated November 9, 1998 by and between the
        Company, Dr. Gary Gershony and B. Braun Medical, Inc.
 10.6*  Clinical Trial Services Agreement dated July 1, 1998 by and between the
        Company and The Cardiovascular Data Analysis Center of the Beth Israel
        Medical Group
 10.7*  Economics Substudy Contract dated September 1998 by and between the
        Company and Emory University
 10.8*  Purchase and Sale Agreement dated September 17, 1998 by and between the
        Company and Davol Inc.**
 10.9*  Purchase Agreement dated June 10, 1999 by and between GenTrac, Inc. and the Company**
 10.10* Consulting Agreement dated June 10, 1999, between the Company and Gary
        Gershony, M. D.
 10.11* Form of Employment Agreement by and between the Company and each of its executive officers
 10.12* Form of Distribution Agreement
 10.13* Vascular Solutions, Inc. Employee Stock Purchase Plan
 23.1   Consent of Ernst & Young LLP
 23.2*  Consent of Dorsey & Whitney LLP (included in Exhibit 5.1 to the
        Registration Statement)
 23.3*  Consent of Fredrikson & Byron, P.A.
 24.1*  Powers of Attorney
 27.1*  Financial Data Schedule

--------
*  Previously filed.
** Confidential information has been omitted from this exhibit and filed separately with the Securities and Exchange Commission accompanied by a confidential treatment request pursuant to Rule 406 under the Securities Act of 1933, as amended.